CONFIDENTIAL TREATMENT REQUESTED BY DRAGON VICTORY INTERNATIONAL LIMITED
As confidentially submitted to the Securities and Exchange Commission on November 4, 2016

Registration No. 333 -

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Dragon Victory International Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	6211	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite B1-901, No.198, Qidi Road,
Xiaoshan District, Hangzhou, PRC
+86-571-82213772

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hunter Taubman Fischer & Li LLC
1450 Broadway, 26th Floor
New York, NY 10018
(917) 512-0827

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Ying Li, Esq.
Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC
1450 Broadway, 26th Floor
New York, NY 10018
(917) 512-0827

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(3)		Amount of Registration Fee
Ordinary shares, par value US$0.00001 per share(1)(2)	—	—	$		$
Ordinary shares underlying representatives’ warrants(1)(2)	—	—		—		—
Total	—	—	$		$

(1)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purposes of sales outside of the United States.
(2)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

CONFIDENTIAL TREATMENT REQUESTED BY DRAGON VICTORY INTERNATIONAL LIMITED
As confidentially submitted to the Securities and Exchange Commission on November 4, 2016

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED           , 2016

American depositary shares representing      ordinary shares
(minimum offering amount)

American depositary shares representing      ordinary shares
(maximum offering amount)

Dragon Victory International Limited

This is an initial public offering of our American depositary shares, or ADSs. Each ADS represents      of our ordinary shares, par value US$0.00001 per share. Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We expect the initial public offering price will be in the range of $     to $     per ADS. We have reserved the symbol “    ” for purposes of listing our ADSs on the New York Stock Exchange MKT LLC (“NYSE MKT”) and plan to apply to list ADSs on that exchange. If the applicable is approved, trading of our ADS on the NYSE MKT is expected to begin within five days after the date of the initial issuance of ADSs pursuant to this prospectus.

Investing in our ADSs involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying our ADSs.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 4 of this prospectus for more information.

	Number of ADSs	Initial Public Offering Price	Underwriting Discounts and Commissions	Proceeds to Our Company Before Expenses
Minimum		$	$	$
Maximum		$	$	$

The underwriter is selling our ADSs in this offering on a best efforts basis. The underwriter is not required to sell any specific number or dollar amount of ADSs but will use its best efforts to sell the ADSs offered. One of the conditions to our obligation to sell any securities through the underwriter is that, upon the closing of the offering, the ADSs would qualify for listing on the NYSE MKT.

We do not intend to close this offering unless we sell at least a minimum number of ADS, at the price per ADS set forth above, to result in sufficient proceeds to list our ADSs on the NYSE MKT. The offering may terminate on the earlier of (i) any time after the minimum offering amount of our ADSs is raised, or (ii) 90 days from the effective date of this prospectus, or the expiration date. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us after deducting certain escrow fees. The proceeds from the sale of the ADSs in this offering will be payable to “        ” and will be deposited in a separate (limited to funds received on behalf of us) non-interest bearing trust bank account until the minimum offering amount is raised. We expect that delivery of the ADSs will be made to investors through the book-entry facilities of The Depository Trust Company. Since we are selling the ADSs offered hereby on an “all or none” basis up to the minimum offering amount, if we do not raise the aggregate offering amount of $    , we will not conduct a closing of this offering and will return to investors all amounts previously deposited by them in escrow, without interest or deduction.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Network 1 Financial Securities, Inc.

Prospectus dated            , 2016.

i

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•	“ADRs” are to our American depositary receipts, which, if issued, evidence our ADSs;
•	“ADSs” are to our American depositary shares, each of which represents ordinary shares;
•	“affiliated entities” are to our subsidiaries and Long Yun;
•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;
•	“Long Yun” is to Hangzhou Long Yun Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC.
•	“Long Yun HK” is to Sweet Lollipop’s wholly owned subsidiary, Long Yun International Holdings Limited, a Hong Kong corporation;
•	“Sweet Lollipop” is to our wholly-owned subsidiary, Sweet Lollipop Co., Ltd., a business company incorporated in British Virgin Islands;
•	“we”, “us” or the “Company” is to Dragon Victory International Limited, and its affiliated entities; and
•	“WFOE” is to Hangzhou Yuyao Network Technology Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), which is wholly-owned by Long Yun HK.

Our business is conducted by our VIE entity in the PRC, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs, discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Overview

We offer reward-based crowdfunding opportunities in the PRC to entrepreneurs and funding sources. Crowdfunding is a process by which a project is funded by raising money from a large number of people, primarily through an internet-based platform. Parties involved in crowdfunding are the platforms, such as our platform, the entrepreneurs or project sponsors, and the participants or other funding sources who make a payment for the reward. There are five basic types of crowdfunding programs — equity crowdfunding, reward-based crowdfunding, debt-based crowdfunding, royalty-based crowdfunding, where the participant receive payments based on revenue generated by the project, and donation-based crowdfunding. Currently we are only engaged in reward-based crowdfunding in China.

We launched our online crowdfunding platform, 5etou ( “ ”), at www.5etou.cn in March 2015. Our 5etou platform is designed to enable projects searching for funding to connect with funding sources. Our platform enables projects to access to initial seed money and to establish a track record in product/service development and operation history. Participants become involved in opportunities for rewards, often the product for which the project is seeking funding. Since the inception of the 5etou platform, all of the successfully funded reward-based projects have been able to fulfill and/or deliver the promised rewards in form of service or products.

For a reward-based crowdfunding project, the participant uses our platform to review opportunities that are available on our platform and to consider whether he wants to make a payment to one or more of the projects that are then raising funds through our platform. In exchange for the payment, the participant receives a reward. If the project is developing a product, the project can offer to deliver the product when it is completed, which is, in effect, a pre-order of the product, with the project using the proceeds of the pre-sale to develop or manufacture the product. The project may require payment of a certain amount in order to receive the product, and participants who pay a lesser amount may receive a lesser benefit, such as a company t-shirt or recognition on the company’s website. If the delivery of a product does not apply to the project, the project can offer a service or other benefit. In each offering, the amount of money being raised, the nature of the offering, including amount to be paid for a specified reward or benefit and the period during which payments will be accepted by the project, is determined by the project.

We have a participant base comprised of those potential participants who have registered to use our platform. Although it is not necessary for a participant to become a registered user in order to view available projects on our platform, the participant must register before making any payment using our platform. We do not provide crowdfunding services in the United States or for projects in the United States. All of the participants and projects are located in China. As of September 30, 2016, we had approximately 2.58 million registered users. Registered users may browse our platform for information relating to all offerings that are available on our platform, including information provided by the sponsor as to the project seeking to raise funds as well as the number of users who expressed an interest in the project and who made investments in a specific project, and the remaining time for a project to reach its target before its offering is terminated and may make investments through our platform.

We require all reward-based projects that successfully raise funds using our platform to provide us and contributors to such projects, with key financial information update, operation and product updates from time to time, although we do not verify the accuracy or completeness of such information.

In addition to the operation of our funding platforms, we offer business incubation services to the projects utilizing our platform for their projects, at the election of the projects. We provide our consulting services pursuant to agreements with the projects, on an ongoing and as-needed basis, until the projects no long need or desire the consulting services. We offer these services commencing from the time when a project first initiates a contribution campaign using our platform to completion of project prototypes and/or product/service, and continuing until the project becomes profitable or no longer requires or desires our services. These services include business and operation advisory services relating to such matters as marketing, sales, and strategic planning, and guidance and general resources in ancillary services such as coordinating human resources, legal, accounting, operations, assisting with feasibility studies and other types of services that projects need. We are not intended to substitute for professional services providers such as business operation professionals, accountants, or lawyers and will make referrals to third-party providers when needed. In the fiscal year that ended March 31, 2016, we generated $593,741 through our business incubation services.

We also assist projects which have successfully funded their projects through our platform to seek additional equity or debt financing by introducing them to potential investors, business partners, merger candidates or other strategic relationships. We charge a portion of the proceeds in the form of cash, as a finder’s fee. We generally only introduce projects to a limited number of funds or groups that are financially sophisticated in making risky investment. Unlike the United States, where either issuer is not allowed to pay a finder’s fee or broker’s fee for raising funds from either a public or private issuer, in the PRC, as long as the issuer is (a) not a public company, and (b) the fundraising transaction does not involve any “public offering” of equity or debt securities pursuant to PRC securities laws, a finder is not required to obtain any special administrative approval for receiving finder’s fee or brokers fee for making business introductions or referrals, and assisting fundraising in private financing transactions. Under PRC securities laws, “securities” refers to publicly-issued stock, privately-issued stock by a public company, company bonds, listed government bonds, listed securities investment fund units, securities derivatives and other securities identified by the State Council of the PRC. Pursuant to PRC securities laws, a non-public issuer conducting private financings of either equity or loan, is a financing transaction that does not involve “an offer or sale of securities,” and thus such a non-public issuer may pay a finder’s fee to us, and we may receive a finder's fee without any special administrative approval.

Our revenue is generated from three sources:

•	A percentage of the funds raised through our crowdfunding platform, which is generally 0-3%.
•	Fees resulting from our incubation services.
•	Finder’s fees paid to us for acting as a finder to projects for raising funds offline, and for introductions to business partners, acquisition candidates or other strategic relationships.

We did not generate any revenue for the period starting from our inception in October 9, 2014 to March 31, 2015. For the year ended March 31, 2016, we generated revenue of approximately 46% from crowdfunding platform services, approximately 36% from our incubation services and approximately 18% from finder’s fees. None of the sources experience any seasonality.

Our Competitive Strength

We believe that the following competitive strengths contribute to our business growth and differentiate us from our competitors, and will continue to drive our growth:

•	Integration Synergy by Combining Business Incubation Services With Crowdfunding Platform: Our business incubation services include providing additional business insight, operation advisory and product management assistance in a project’s product development, sales growing, operation efficiency as well as building more significant online presence and brand recognition. Our business incubation services also provide guidance and general resources for ancillary services such as accounting and human resources to minimize corporate demands which are usually distractions faced by projects and their entrepreneurs. We believe that this will translate to more successful projects as projects may now focus on their core business and driving sales, and in the long run, establish a strong brand reputation and attract a much larger number of backers. We provide high-quality business incubation services to entrepreneurs. Projects enrolled in this service have a higher chance of success in both product development and completing a fundraising campaign. In turn, backers are more likely to see their rewards realize. To the extent that our services can assist a project’s product development, sales and marketing and operating efficiencies, the project could become a more attractive project for participants. However, our services are consulting services, and we have no control over the operations of the company. We are hopeful that our business incubation services will translate to more successful projects.
•	Strategic Partnership with Prominent Funding Sources Such as Venture Capital Funds and Institutional Investors: Projects on our reward-based crowdfunding platform have access to additional perks that include meaningful introduction to relevant venture capital funds and institutional investors, for follow-on equity or debt-based financing. We believe that this aspect of our services allows our platform to attract the higher quality projects. In turn, access to additional and follow-on capital increases the success rate of projects in the long run. As such, we will cultivate a strong business reputation through a virtuous cycle of attracting higher quality projects that undergo higher success rates.
•	Strategic Partnership with Provincial and Regional Exchanges to Better and More Broadly Market our Platform to Interested Parties: Our strategic partnership with provincial and regional exchanges allow us to market our platform via exchange-sponsored public events targeting a broader group of individuals and entities who would potentially be interested in participating in projects on our platform. We believe marketing our platform via exchange-sponsored public events is an effective way to increase the public exposure and brand recognition of our platform, since exchange-sponsored public events typically target a broader group of individuals and entities.
•	Higher Quality Projects From Incubators and HiTech Parks Operated by Higher-Education Institutes and Governments: University-sponsored incubators and hi-tech incubation parks sponsored by provincial or municipal governments have access to higher quality projects stemming from university research and/or attract better projects due to the government-backed incubation park infrastructure. Additionally, because they provide infrastructure and mentorship services to projects and entrepreneurs, these projects have more resources to succeed than those that are not part of a university incubator or government sponsored incubation park. These incubators and incubation parks, in turn, allow us and our users access to a pool of higher quality projects, via our working relationship with various university incubators and provincial-and-municipal-sponsored hi-tech incubation parks in Hangzhou, Guangzhou, Hong Kong, Macau, Taiwan, etc. We have collaborated with various quality projects from government-sponsored or university-sponsored incubators.
•	Experienced and Highly Qualified Team: Our team members have an average of eight years of experience in their respective fields of e-commerce, Internet finance, media, entertainment, design and technology and online marketing. Some members of our team previously work at other online giants such as Alibaba and Baidu, while others have ample experience in product development and marketing. Our CEO Mr. Yu Han has over 20 years of experiences in entertainment-related product development (e.g. game development and media-related products), in addition to a successful track record of launching various commercial platforms and service platforms. Mr. Han was previously the Chief Executive Officer of an online games platform named 2com established in 2009. Under Mr. Han’s leadership, the 2com platform had registered users of approximately 13 million. Mr. Han was also previously the CEO of http://www.zhkjcx.org/, a platform for small and mid-sized enterprises in Guangdong, Zhuhai, to innovate via business-to-business marketing and sales conduits — the platform while under Mr. Han’s leadership, had approximately 37,000 paid members who were enterprises.

Our Strategy

Our goal is to establish our platform as a well-known rewards-based crowdfunding platform recognized for quality projects in the PRC market. To reach our goal, our general strategy is the following:

(1)	Attract an ongoing supply of high quality projects and companies through deepening collaboration with sources of projects such as university incubators and government-sponsored incubation parks. We identify and recruit high quality, viable projects through various incubation campuses of higher education institutions and high-tech incubation parks of municipal and provincial governments. Currently, we have access to various university incubators and provincial-and-municipal sponsored hi-tech incubation parks in Hangzhou, Guangzhou, Hong Kong, Macau, Taiwan, etc. where our sponsors have identified viable and promising projects that have utilized our platform. We plan to collaborate with more incubators and hitech parks sponsored by higher educational institution, municipal and provincial governments, to recruit projects from these institutes to fundraise via our platform.
(2)	Grow and maintain our user base via growing contributions in registered users to multiple projects on our platform, and targeted sales and marketing efforts to customers and users of some of our established crowdfunding customers. We believe we have been successful in growing our user base by conducting more targeted sales and marketing efforts to the customers and users of our customers such as 163.com Games, Ping An Games, Global Gaming, SMI Corporation, etc. pursuant to relevant strategic or cooperative agreements. These customers are usually well established, well known companies with a larger and geographically broader, registered user base and casual online visitor volume, and are generally interested in developing high quality products in each of their product realms via crowdfunding. They have initiated projects to fundraise and have successfully completed fundraising via our platform; they feature these projects on their webpages with links to the project’s fundraising page on our 5etou platform, and thereby increasing online traffic to our platform and creating greater brand exposure.
Corporate Information

Our principal executive offices are located at Suite B1-901, No.198, Qidi Road, Xiaoshan District, Hangzhou, PRC, and our phone number is + 86-571-82213772. We maintain an Internet website at http://www.dvintinc.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;
•	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;
•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);
•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;
•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and
•	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure, and may present only two years of audited financial statements and related MD&A disclosure.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our ordinary share held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Under current SEC rules, however, we will continue to qualify as a “smaller reporting company” for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $75 million as of the last business day of our most recently completed second fiscal quarter.

THE OFFERING

ADSs offered by us
A minimum of million ADSs and a maximum of million ADSs.
Price per ADS
We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
Best efforts
The underwriters are selling our ADSs on a “best efforts” basis. Accordingly, the underwriter has no obligation or commitment to purchase any securities. The underwriter is not required to sell any specific number of dollar amount of ADSs but will use its best efforts to sell the ADSs offered.
We do not intend to close this offering unless we sell at least a minimum number of ADS, at the price per ADS set forth on the cover page of this prospectus, to result in sufficient proceeds to list our ADSs on the NYSE MKT.
We expect that delivery of the ADSs will be made to investors through the book-entry facilities of The Depository Trust Company at or about the date on which we receive the proceeds from this offering from the escrow agent.
Offering period
The ADSs are being offered for a period of 90 days commencing on the date of this prospectus. If the minimum offering amount is not raised within 90 days from the date of this prospectus, all subscription funds from the escrow account will be returned to investors promptly without interest or deduction of fees. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our ADSs is raised, or (ii) 90 days from the date of this prospectus although we retain the right to terminate the offering prior to the expiration of the 90-day period. If we raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.
Escrow account
The gross proceeds from the sale of the ADSs in this offering will be deposited in an escrow account maintained by the escrow agent, , at . All check will be deposited directly into the escrow account and all wire transfers will be wired directly to the escrow account. The funds will be held in escrow until the escrow bank, , has advised us and the escrow agent that it has received a minimum of $ , the minimum offering, in cleared funds. If we do not receive the minimum of $ by , 2016 (90 days from the date of this prospectus), all funds will be returned to purchasers in this offering on the next business day after the termination of the offering, without charge, deduction or interest. Prior to , 2016, in no event will funds be returned to you unless the offering is terminated. You will only be entitled to receive a refund of your subscription price if we do not raise a minimum of $ by , 2016. No interest will be paid either to us or to you. See “Plan of Distribution — Deposit of Offering Proceeds.”

ADSs outstanding immediately after this offering
ADSs if the ADSs are offered and sold at the minimum offering amount in this offering, or ADSs if the ADSs are offered and sold at the maximum offering amount in this offering. There are no ADSs outstanding other than the ADSs offered hereby.
ADSs
Each ADS represents ordinary shares. The ADSs may be evidenced by ADRs.
The depositary will hold the shares underlying your ADSs and you will have rights as provided in the deposit agreement.
We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses. You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. We and the depository may amend the deposit agreement without your consent. We may exercise the right to terminate the deposit agreement without your consent under the following circumstances: if we have not appointed a new depository within 90 days of the depository’s notice of its resignation, or our removal of the depository. In either case, you will be given thirty days’ notice of such termination. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.
To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Ordinary shares outstanding immediately after this offering
ordinary shares if the ADSs are offered and sold at the minimum offering amount in this offering; or
ordinary shares if the ADSs are offered and sold at the maximum offering amount in this offering.
Listing
We will apply to have our ADSs listed on NYSE MKT.
NYSE MKT symbol
“ ”
Use of proceeds
We intend to use the proceeds from this offering to for working capital and general corporate purposes, including the expansion of our business. To the extent that we are unable to raise the maximum proceeds in this offering, we may not be able to achieve all of our business objectives in a timely manner. See “Use of Proceeds” for more information.
Risk factors
The ADSs offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 10 for a discussion of factors to consider before deciding to invest in our ADSs.

Lock-Up
We, our directors and executive officers, and our existing beneficial owners of 5% or more of our outstanding ordinary shares have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period ending 180 days after the closing of the offering. See “Plan of Distribution” for more information.

Summary Financial Data

The following table sets forth selected historical statements of operations for the year ended March 31, 2016 and the period October 9, 2014 (inception) to March 31, 2015, and balance sheet data as of March 31, 2016 and 2015, which have been derived from our audited financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

Selected Statements of Operations Information:

	the period October 9, 2014 (inception) to March 31, 2015	the year end of March 31, 2016
	US$	US$
Consolidated Statements of Comprehensive Income Data:
Revenue	—	1,662,406
Cost of revenue	—	—
Gross profit	—	—
Selling, General & Administrative expenses	296,148	983,783
Results from operating activities	(296,148)	678,623
Other income (expenses)	(20,733)	139,046
Profit before tax	(316,881)	817,669
Tax expense	66,641	(164,817)
Profit (Loss) for the year/period	(250,240)	652,852
Other comprehensive income (loss):	(966)	(3,609)
Comprehensive income for the year/period	(251,206)	649,243
Earnings per share:
Basic	(0.003)	0.007
Diluted	(0.003)	0.007

Selected Balance Sheet Information:

	As of March 31,
	2015	2016
	US$	US$
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	46,333	2,480
Total assets	1,067,842	2,010,926
Total equity	(250,206)	1,453,610
Current liabilities	1,318,048	557,316
Total liabilities	1,318,048	557,316

RISK FACTORS

An investment in our ADSs involves a high degree of risk. Before deciding whether to invest in our ADSs, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our ADSs to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our ADSs if you can bear the risk of loss of your entire investment.

Risks Relating to our Business and Industry

We have a limited operating history and are subject to the risks encountered by early-stage companies.

We have only been in business since October 2014, and we launched our 5etou platform in March 2015. We did not generate any revenue until the year ended March 31, 2016. Because we did not generate any revenue in the period from October 9, 2014 (inception) to March 31, 2015, we suffered a loss for the period primarily as a result of our general and administrative expenses and our selling expenses. We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a new business and in an industry which is in the early stages of development in China. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. In particular, you should consider that there is a significant risk that:

•	We operate in an industry that is or may in the future be subject to increasing regulation by various governmental agencies in China;
•	Crowdfunding may not be accepted in China by either businesses or funding sources;
•	We may require additional capital to develop and expand our operations which may not be available to us when we require it;
•	We may not be able to develop our platform and offer services in a manner which will enable us to generate revenue and meet the requirements of both the participants and the projects that use our platform;
•	Our marketing and growth strategy may not be successful;
•	Our business may be subject to significant fluctuations in operating results;

Our future growth will depend substantially on our ability to address these and the other risks described in this prospectus. If we do not successfully address these risks, our business would be significantly harmed.

We may need additional capital to fund our future operations and, if it is not available when needed, we may need to reduce our planned expansion and marketing efforts, which may reduce our revenue.

We believe that our existing working capital and cash available from operations will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. In addition, if we fail to generate sufficient net revenues from platform service fees and consulting fees for our incubation services, we may continue to consume significant amounts of capital. As a result, we could be required to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of the shares held by existing stockholders. If additional funds are raised through the issuance of debt or equity securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of shareholders holding ordinary shares, and the terms of any such debt securities could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

If our activities are found by PRC regulatory authorities as unapproved and not exempt from securities regulations, we may be required to suspend our crowdfunding platform business and we may be subject to fines and administrative penalties.

The securities financing industry is heavily regulated by the PRC government, with various regulatory authorities of the PRC central government, such as the China Securities Regulatory Commission (the “CSRC”), State Administration for Industry and Commerce (the “SAIC”), the China Banking Regulatory Commission (the “CBRC”), the State Administration of Foreign Exchange (the “SAFE”), the State Administration of Taxation (the “SAT”), and the Supreme People’s Court (the “SPC”) having authority to issue and implement regulations governing various aspects of the securities offerings. Although there are no regulations which expressly cover reward-based crowdfunding, we cannot assure you that the existing regulations will not be interpreted by government agencies or courts to include reward-based crowdfunding. Further, future regulations or changes in current regulations within the PRC relating to the offering of securities to the public or relating specifically to crowdfunding, could negatively affect our operations in the PRC. In addition, if regulatory authorities perceive that reward-based by some crowdfunding companies as being conducted in a manner which one or more of the regulatory authorities consider improper or abusive, the authorities may seek to interpret existing laws or regulations in a manner which may make it difficult and expensive for us to continue in business. We cannot assure you that PRC government authorities will not seek to treat reward-based crowdfunding in a manner which will impair our ability to operate our business in the manner described in this prospectus. Such changes or interpretations could force us to change our business model, which could negatively impact future revenues or increase our costs. Further, if we are determined to be in violations of any applicable regulations, we may be subject to fines, confiscation of our income, and revocation of our business licenses, and we may also be forced to discontinue our relevant business or be subject to restrictions on our business. Any of these actions by the PRC regulatory authorities may have a material and adverse effect on our results of operations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.

The PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory as determined by the applicable PRC regulatory authorities. Failure to comply with these requirements, even inadvertently, could result in the revocation of our Internet Content Provider license and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

In addition, the Ministry of Industry and Information Technology, known as “MIIT,” has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. If we are determined to violate these regulations, even if the offending content is not generated by us, we could be subject to civil or criminal penalties, fines, revocation of our Internet service provider license and other penalties which could materially impair our operations and our ability to continue in business.

As these regulations are subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. Further, to the extent that the regulations relate to information contained on a website regardless of whether the information is placed on the Internet by the website owner or by a third party, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic and have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our websites, including a suspension or shutdown of our operations.

If we are unable to manage our anticipated growth effectively, our business could be adversely affected.

In order to develop our business, we need to hire and retain key managers and executives in all areas of our operations. Our future operating results depend to a large extent on our ability to develop and manage expansion and growth successfully. For us to manage such growth, we must put in place legal and accounting systems, and implement human resource management and other tools. We have taken preliminary steps to put this structure in place. However, there is no assurance that we will be able to expand our business or successfully manage any growth that may result. Failure to expand our operations or manage our growth effectively could materially and adversely affect our ability to market our crowdfunding platform in multiple venues.

Inappropriate business behavior of entrepreneurs raising funds via our platforms could result in reputational or financial damages to our business.

Our business is limited to providing a platform for matching participants with projects, as such we do not control or monitor the material that is placed on our platform by the projects. However, the inappropriate business behavior, including violations of laws and regulations concerning to information on the Internet, could still result in reputational or financial damages to us. Although we obtain a general release and indemnity agreement from all persons who put information on our website, including the project sponsors, we do not control or monitor the material that they place on our website. To the extent that we are seen by the public or by government agencies to be responsible for the content of our website, we may be subject to civil or criminal liability and penalties as well as damage to our reputation, and we may not have any effective recourse against the persons who put the material on our website.

As the operator of a website, we may be subject to damages resulting from unauthorized access or hacking and other cyber risks.

Hacking is the process of attempting to gain or successfully gaining unauthorized access to computer system. As with any website, our website may be subject to hacking regardless of whether we have in place securities systems which limit access to our platform. When a person engages in website hacking, he or she takes control of the website from the website owner. Password hacking is obtaining a user’s secret password from data that has been stored in or transmitted by a computer system. Computer hacking is obtaining access to and viewing, creating or editing material without authorization. Hackers can bring a website down by causing large numbers of users to seek to access the website without the knowledge of the users, which is known as denial of service hacking. Hacking can result in the loss of or tampering with confidential information, the editing of information so that it is not in the form maintained by the sponsor, using password information to take funds from the user’s account or to charge cash advances or purchases to the unknowing user’s account. Both we and our participants and the project or donation sponsor can suffer significant monetary losses as a result of hacking. Despite our disclaimers that the participants, projects or donation sponsors sign, injured parties may seek to obtain damages from us for their loss. Thus, in additional to any financial or reputation losses that we may sustain, it is possible that a court or administrative body may hold us liable for damages sustained by others. Any such losses could materially impair our financial condition and our ability to conduct business. Further, although we intend to use an independent third party to handle payment by participants in reward-based crowdfunding projects, we may be subject to claims and to liability in the event of a breach of the security of the third-party payment service.

The successful operation of our business depends on the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. Although the PRC government has pledged to increase overall internet coverage in the PRC and increase Internet infrastructure investment in its Thirteenth Five-Year Plan in 2016, a more sophisticated Internet infrastructure may not be developed in China. We or the users of our platform may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure.

Because we rely upon a third party to perform the payment processing and provide the escrow accounts for our crowdfunding platform, the failure or inability of the third party to provide these services could impair our ability to operate.

Because we do not possess an internal payment method, all payments by participants are processed by Union Mobile Pay, a third party payment processing company. The payment processing business is highly regulated, and it is subject to a number of risks that could materially and adversely affect its ability to provide payment processing and escrow services to us, including:

•	increased regulatory focus and the requirement that it comply with numerous complex and evolving laws, rules and regulations;
•	increases in the costs to the third party, including fees charged by banks to process funds through the third party, which could result in increased costs to us and to our participants;
•	dissatisfaction with the third party’s services;
•	a decline in the use of the third party’s services generally which could result in increases in costs to users such as us and our participants;
•	the ability of the third party to maintain adequate security procedures to prevent the hacking or other unauthorized access to account and other information provided by us and the participants who use the system;
•	system failures or failure to effectively scale the system to handle large and growing transaction volumes;
•	the failure or inability of the third party to manage funds accurately or the loss of funds by the third-party, whether due to employee fraud, security breaches, technical errors or otherwise; and
•	the failure or inability of this third party to adequately manage business and regulatory risks.

We rely on the convenience and ease of use that Union Mobile Pay provides to our users. If the quality, utility, convenience or attractiveness of Union Mobile Pay services declines for any reason, the attractiveness of our crowdfunding platform could be materially impaired. If we need to migrate to another third-party payment service for any reason, the transition could require considerable time and management resources, and the third-party payment service may not be as effective, efficient or well-received by buyers and sellers on our marketplaces. Further, our participants may be reluctant to use a different payment system.

Increasing competition within our emerging industry could have an impact on our business prospects.

The crowdfunding market is an emerging industry where new competitors can easily enter the market since there are no significant barriers to entry. Competing companies may have significantly greater financial and other resources than we have and may have been developing their products and services longer than we have been and may offer a platform that is more attractive to both companies seeking funds and participants looking to fund a reward-based project. Since crowdfunding in China is in its infancy, and there are few barriers to entry by new companies, we anticipate increasing competition, which may have a negative impact on both our revenues and our profit margins.

Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategy.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we rely particularly upon Mr. Yu Han, our chairman and chief executive officer who is responsible for the development and implementation of our business plan. The loss of the services of Mr. Yu Han for any reason could significantly adversely impact our business and results of operations. Competition for senior management and senior technology personnel in the PRC is intense and the pool of qualified candidates is very limited. We cannot assure you that the services of our senior executives and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

We may not be able to adequately protect our intellectual property rights, and our competitors may be able to offer similar products and services, which would harm our competitive position.

Our success depends in part upon our intellectual property rights. We rely primarily on trademark, copyright, service mark and trade secret laws, confidentiality procedures, license agreements and contractual provisions to establish and protect our proprietary rights over our products, procedures and services. Other persons could copy or otherwise obtain and use our technology without authorization, or develop similar IP independently. We may also pursue the registration of our domain names, trademarks, and service marks in other jurisdictions, including the United States. However, the intellectual property laws in China are not considered as strong as comparable laws in the United States or the European Union. We cannot assure you that we will be able to protect our proprietary rights. Further, our competitors may be able to independently develop similar or more advanced technology, duplicate our products and services or design around any intellectual property rights we hold.

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States and the proceeds of this offering will primarily be held in banks outside of the United States. In addition, all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

Economic conditions have had and may continue to have an adverse effect on the market’s investment power.

The Chinese economy has not recovered entirely from a recession, which has reduced discretionary income of our potential customers. We believe that participants in crowdfunding projects use discretionary funds to make payments through reward-based crowdfunding. The adverse effect of a sustained economic downturn in China, including sustained periods of decreased consumer spending, higher unemployment levels, declining consumer or business confidence and continued volatility and disruption in the credit and capital markets, will likely result in our customers reducing their use of or ceasing to use crowdfunding. Accordingly, to the extent that economic conditions in China reduce discretionary consumer spending, crowdfunding in general and our business in particular could be materially impaired.

To the extent that reward-based crowdfunding projects have difficult producing products or developing their business, we may be unable to develop our business.

The willingness of participants to make payments for reward-based crowdfunding projects may be based on the participant’s belief that the company will be able to deliver the reward in a timely manner and otherwise successfully develop its business. To the extent that companies are either unable to deliver products in a timely manner or cannot develop a product that works in the manner anticipated by the participants or are unable to develop a business, reward-based crowdfunding may become less attractive to participants, which would impair our ability to generate revenue or operate profitably. We cannot assure you that reward-based crowdfunding will attract participants.

Since our chief executive officer will own more than     % of our ordinary shares following the sale of the maximum offering, he will have the ability to elect directors and approve matters requiring shareholder approval.

Mr. Yu Han, our president, chief executive officer, and chairman, is currently the beneficial owner of 85 million, or 85% of our outstanding ordinary shares, which are directly held by Honesty Heart Ltd., an entity 100% owned by Mr. Han. If we sell the minimum number of ADSs, Mr. Han will have the right to vote    % of the ordinary shares; if we sell the maximum number of ADSs, he will have the right to vote    % of the ordinary shares. As result, Mr. Yu Han will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. Depending on the percentage, he may have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. He will have significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our ADSs or prevent our shareholders from realizing a premium over the then-prevailing market price for their ADSs.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our ordinary share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were not subject to these rules. As a result, we do not have in place effective disclosure controls and procedures or internal controls over financial reporting. We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our ADSs, may be materially and adversely affected if we do not have effective internal controls. We do not presently have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our ADSs. The absence of internal controls over financial reporting may inhibit investors from purchasing our shares and may make it more difficult for us to raise funds in a debt or equity financing.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our ADSs.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company and a smaller reporting company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. See “Implications of Our Being an “Emerging Growth Company.”

Risks Relating to Doing Business in the PRC

There are significant uncertainties under the Draft Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.

On January 19, 2015, MOFCOM published a draft of the PRC Law on Foreign Investment (Draft for Comment), or the Draft Foreign Investment Law. At the same time, MOFCOM published an accompanying explanatory note of the Draft Foreign Investment Law, or the Explanatory Note, which contains important information about the Draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested projects, or FIEs, primarily through contractual arrangements. The draft Foreign Investment Law utilizes the concept of “actual control” for determining whether an entity is considered to be a foreign-invested project, and defines “control” broadly to include, among other things, voting or board control through contractual arrangements.

The draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The proposed draft Foreign Investment Law would regulate FIEs the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in a “negative list.” Because the negative list has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment. The draft Foreign Investment Law also provides that only FIEs operating in industries on the negative list will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIE’s operating in industries on the negative list may not be able to continue to conduct their operations through contractual arrangements. It states that entities established in China but controlled by foreign investors will be treated as foreign-invested projects, while entities set up outside of China which are controlled by PRC persons or entities, would be treated as domestic projects after completion of market entry procedures.

There is substantial uncertainty regarding the draft Foreign Investment Law, including, among others, what the actual content of the law will be as well as the adoption and effective date of the final form of the law. As a result, we cannot assure you that the new Foreign Investment Law, when it becomes effective, will not have a material and adverse effect on our ability to conduct our business through our contractual arrangements.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on both foreign investors and the FIE subject to the law. Aside from an investment implementation report and an investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Further, if we are deemed to have a non-PRC entity as a controlling shareholder, the provisions regarding control through contractual arrangements could reach our VIE arrangements, and as a result Long Yun could become subject to restrictions on foreign investment, which may materially impact the viability of our current and operations. Specifically, we may be required to modify our corporate structure, change our current scope of operations, obtain approvals or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders. Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. Mr. Yu Han, our chairman and chief executive officer and a PRC citizen, beneficially and indirectly owns 85% of our outstanding voting securities. It is uncertain, however, if these factors would be sufficient to give Mr. Yu Han control over us under the draft Foreign Investment Law. Moreover, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the companies currently employing a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. In addition, it is uncertain whether the crowdfunding industry, in which our variable interest entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected.

If we are ultimately considered a Foreign Invested Enterprise deemed to operate in either a “restricted” or “prohibited” industry, we may no longer conduct the business pursuant to a VIE structure, which in turn would materially impact our results of operations, as well as the value of your ADSs.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. According to the draft Foreign Investment Law, the State Council will determine a list of industry categories that are subject to special administrative measures, which is referred to as a “negative list”, consisting of a list of industry categories where foreign investments are strictly prohibited, or the “prohibited list” and a list of industry categories where foreign investments are subject to certain restrictions, or the “restricted list”. The draft Foreign Investment Law provides that FIEs operating in industries on the “negative list” will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIE’s operating in industries on the “negative list” may not be able to continue to conduct their operations through contractual arrangements.

It is uncertain whether the online crowdfunding industry, in which our variable interest entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we will face uncertainties as to whether such clearance can be timely obtained, or at all. Furthermore, due to lack of guidance under this draft law, we are unable to ascertain the controlling status of our company although Mr. Yu Han, our chairman and chief executive officer and a PRC citizen, beneficially and indirectly owns 85% of our outstanding voting securities before this offering, and we cannot assure you of the controlling status of our company after the completion of this offering. Therefore, if we are ultimately considered a foreign invested enterprise deemed to operate in either a “restricted” or “prohibited” industry, we may no longer conduct the business pursuant to a VIE structure and we could be subject to severe penalties or be forced to relinquish our interests in relevant industries, which in turn would materially impact our results of operations, as well as the value of your ADSs.

Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC.

We conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political and legal developments in the PRC will significantly affect our business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate our website.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC.

Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. Restrictions on private ownership of businesses would affect the securities business in general and businesses using crowdfunding in particular. We cannot assure you that the PRC government will pursue policies favoring a market oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

In particular, PRC laws and regulations concerning online crowdfunding activities are developing. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulations on provision of internet information services, and avoid conducting any activities that may be deemed as illegal fund-raising under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the online crowdfunding in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to telecommunications or illegal fund-raising. PRC laws and regulations concerning internet finance is evolving, we may conduct online crowdfunding business other than our current reward-based crowdfunding on our platform, and our new business may be deemed to fall within the scope internet finance, which is still vague under current applicable laws and regulations. The PRC government authority may also promulgate new laws and regulations concerning protection of customers rights as well as responsibilities of online crowdfunding platform to its customers, which may impact performance of our arrangements with customers in certain circumstances. Furthermore, we cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the

PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

Mr. Yu Han and Ms. Koulin Han, who are our beneficial owners and are PRC residents, have completed the initial foreign exchange registrations. However, as the promulgation of Circular 37 is relatively recent, it is unclear how these regulations will be interpreted and implemented. We cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on WFOE’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the WFOE.

Although we believe that our agreements relating to our structure are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

Because our business is conducted in RMB and the price of our ADSs is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currently of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our ADSs offered by this prospectus are offered in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our ADSs.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this prospectus, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. Long Yun HK intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Long Yun HK.

Our contractual arrangements with Long Yun and its shareholders may not be effective in providing control over Long Yun.

All of our current revenue and net income is derived from Long Yun. Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011 and in 2015, respectively, and other applicable laws and regulations. To comply with PRC laws and regulations, we do not intend to have an equity ownership interest in Long Yun but rely on contractual arrangements with Long Yun to control and operate its business. However, as discussed above, these contractual arrangements may not be effective in providing us with the necessary control over Long Yun and its operations. Any deficiency in these contractual arrangements may result in our loss of control over the management and operations of Long Yun, which will result in a significant loss in the value of an investment in our company. Because of the practical restrictions on direct foreign equity ownership imposed by the Zhejiang provincial government authorities, we must rely on contractual rights through our VIE structure to effect control over and management of Long Yun, which exposes us to the risk of potential breach of contract by the shareholders of Long Yun. In addition, as our chief executive officer Mr. Yu Han owns 85% of Long Yun’s outstanding equity, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

Because we conduct our business through Long Yun, a VIE, if we fail to comply with applicable law, we could be subject to severe penalties and our business could be adversely affected.

We operate our business through Long Yun, a VIE, the equity of which is owned by Mr. Han Yu, our chief executive officer and principal stockholder, and Ms. Koulin Han, through a series of contractual agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of Long Yun are treated as our assets and liabilities and the results of operations of Long Yun are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between WFOE and Long Yun.

On or around September 2011, various media sources reported that the China Securities Regulatory Commission (the “CSRC”) had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.

If WFOE, Long Yun or their ownership structure or the contractual arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOE or Long Yun fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of WFOE or Long Yun;
•	discontinuing or restricting the operations of WFOE or Long Yun;
•	imposing conditions or requirements with which we, WFOE, or Long Yun may not be able to comply;
•	requiring us, WFOE, or Long Yun to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our ordinary shares in the equity of Long Yun;
•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and
•	imposing fines.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our contractual arrangements will become invalid or unenforceable, and Long Yun will not be treated as a VIE entity and we will not be entitled to treat Long Yun’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, revenue and net income of Long Yun from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our ADSs from NYSE MKT and a significant impairment in the market value of our ADSs.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic projects by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

On August 8, 2006, MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce (the “SAIC”), and SAFE, jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. This regulation, among other things, have certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. Thus, it is possible that the appropriate PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from MOFCOM or other PRC regulatory agencies in connection with WFOE’s control of Long Yun through contractual arrangements. If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE arrangements between WFOE and Long Yun, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy. For example, Long Yun’s ability to remit its profits to us or to engage in foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by Mr. Yu Han and Ms. Koulin Han, both shareholders of the Registrant and the VIE Entity, over whom we may have no control.

Our agreements with Long Yun are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As all of our contractual arrangements with Long Yun are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Long Yun, and our ability to conduct our business may be materially and adversely affected.

Risks Relating to this Offering and the Trading Market

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our ordinary shares or ADSs. We plan to apply for the listing of our ADSs on the NYSE MKT. However, an active public market for our ADSs may not develop or be sustained after the offering, in which case the market price and liquidity of our ADSs will be materially and adversely affected. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter system.

The initial public offering price for our ADSs may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriter, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our ADSs will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADSs will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering, you will incur immediate dilution of US$     per ADS, assuming an initial public offering price of US$    . See “Dilution.” In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon exercise of outstanding options we may grant from time to time.

Substantial future sales of our ADSs or ordinary shares or the anticipation of future sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of substantial amounts of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The ordinary shares outstanding after this offering will be available for sale upon the expiration of the lock-up period ending 180 days after the closing of the offering, subject to certain restrictions. See “Shares Eligible for Future Sale.” Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter. Sales of these shares into the market could cause the market price of our ADSs to decline.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our ADSs, the price of our ADSs and trading volume could decline.

The trading market for our ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs and the trading volume to decline.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties, or at our reasonable written request. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it necessary or advisable to do so in good faith, because of any requirement of law or of any government or governmental body or commission or securities exchange on which our ADSs are listed, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying shares of our common stock.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying shares of our common stock. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our ADSs.

We anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our ADSs.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE MKT, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance increased disclosure requirements.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future.

Because we are a foreign private issuer and are exempt from certain NYSE MKT corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

NYSE MKT Rule requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Since a majority of our board of directors will not consist of independent directors, fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the NYSE MKT rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The NYSE MKT rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of NYSE MKT Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under NYSE MKT rules with respect to certain corporate governance standards which may afford less protection to investors.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our memorandum and articles of association, which will become effective upon the completion of this offering, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

•	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and
•	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

The depositary may give us a discretionary proxy to vote the ordinary shares represented by the ADSs.

The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose or the instructions fail to specify the manner in which the depositary is to vote, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares. The effect of this discretionary proxy is that if you do not give voting instructions, you cannot prevent the ordinary shares underlying your ADSs from being voted, except in the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date. However, there is no guarantee that you will receive voting materials in time to enable you to instruct the depositary how you want your ADSs to be voted, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third-parties, will not have the opportunity to exercise a right to vote. See “Description of American Depositary Shares.”

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

Although we have no present plans to do so, in the future we may grant rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, you may be unable to participate in any rights offerings we may make and, as a result, you may experience dilution in their holdings.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. See “Description of American Depositary Shares.” We have no obligation to take any action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs, particularly if such a distribution would require registration or an exemption from the registration requirements of the Securities Act. We are not required to take any action to register any such distribution and an exemption from the registration requirements of the Securities Act may not be available for a distribution to all holders of ADSs. Our failure or inability to make a distribution to holders of ADSs could result in a material decline in the market price of our ADSs.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2013 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

If we are classified as a passive foreign investment company, United States taxpayers who own our ADSs or ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•	At least 75% of our gross income for the year is passive income; or
•	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ADSs or ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2016 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year, which in our case is the calendar year. Although the law in this regard is unclear, we are treating Long Yun as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Long Yun, and as a result, we are treating Long Yun as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of Long Yun should be included in the determination of whether or not we are a PFIC in any taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;
•	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;
•	current and future economic and political conditions;
•	the acceptance of crowdfunding by both participants and projects seeking funding, and the development of crowdfunding as a means of raising funding;
•	the response of participants in crowdfunding to any difficulties encountered by companies raising funds through reward-based crowdfunding;
•	changes in the regulations of PRC government bodies and agencies relating to reward-based crowdfunding and donation-based crowdfunding;
•	our ability to compete in an industry with low barriers to entry;
•	our ability to provide participants in projects using our platform with a secure and acceptable payment method;
•	our ability to continue to operate through our VIE structure;
•	our capital requirements and our ability to raise any additional financing which we may require;
•	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;
•	our right to use our trademark, 5etou in the PRC, which is our only market.
•	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;
•	our ability to retain the services of Han Yu, our chief executive officer;
•	overall industry and market performance; and
•	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the crowdfunding industry in China. These industry data include projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The crowdfunding industry may not grow at the rate projected by industry data, or at all. The failure of this industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the crowdfunding industry subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a the Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States.

Substantially all of our assets are located in the PRC. In addition, a majority of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Hunter Taubman Fischer & Li LLC as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Ogier, our counsel to the laws of Cayman Islands, and Guantao Law Firm, our counsel to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier, has further advised us that it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. Furthermore, there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. However, a judgment obtained in the United States may be recognised and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands.

Guantao Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Guantao Law Firm has advised us further that there are no treaties between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial public offering price of US$     per ADS, of approximately $     if we sell the minimum number of ADSs and approximately $     if we sell the maximum number of ADSs.

We plan to use the net proceeds we receive from this offering for the following purposes:

	Use of net proceeds (Minimum offering amount)	Use of net proceeds (Maximum offering amount)
Marketing to promote our platform	approximately US$	approximately US$
Recruit additional employees	approximately US$	approximately US$
Enhance our information technology systems	approximately US$	approximately US$
General working capital	approximately US$	approximately US$

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. No dividends will be payable with respect to our ADSs except to the extent that dividends are payable with respect to our ordinary shares, subject to the terms of our deposit agreement with the depositary.

Due to various restrictions under PRC laws on the distribution of dividends by Long Yun or PRC subsidiaries, we may not be able to pay dividends to the holders of our ordinary shares. The Wholly Foreign Owned Project Law (1986), as amended, and The Wholly Foreign Owned Project Law Implementing Rules (1990), as amended, and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly foreign-owned projects. Under these regulations, wholly foreign-owned projects may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. However, these companies are required to set aside 10% of their after-tax profits, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our ordinary shares.

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. See “Taxation — PRC Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Long Yun to WFOE, pursuant to contractual arrangements between them, and the distribution of such payments to Longyun HK as dividends from our PRC subsidiaries. Certain payments from our Long Yun to WFOE are subject to PRC taxes, including business taxes and VAT. In addition, if Long Yun or our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Long Yun HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Long Yun HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to Long Yun HK. See “Risk Factors — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2016:

•	on an actual basis; and
•	on an as adjusted basis to reflect the issuance and sale of the ordinary shares in the form of ADSs by us in this offering at both the minimum offering amount and the maximum offering amount at the initial public offering price of US$ per ADS, after deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	March 31, 2016
	Actual		As adjusted (Minimum offering amount)		As adjusted (Maximum offering amount)
	RMB	US$	RMB	US$	RMB	US$
Equity
Share capital (US$0.00001 par value, 5,000,000,000 shares authorized, 100,000,000 shares issued and outstanding; shares issued and outstanding, as adjusted to reflect the minimum issuance, and shares issued and outstanding, as adjusted to reflect the maximum issuance		1,000
Statutory reserves		65,331
Contributed capital		1,053,607
Retained earnings/(Losses)		337,281
Accumulated other comprehensive loss		(3,609)
Total equity		1,453,610
Total capitalization		2,010,926

A US$1.00 increase (decrease) in the assumed initial public offering price of US$     per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$     million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

If you invest in our ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Dilution to New Investors if the Minimum Offering Amount is Sold

Our net tangible book value as of March 31, 2016 was approximately US$    , or US$     per ordinary share and US$     per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per ordinary share from the initial public offering price per ordinary share and after deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2016, other than to give effect to our sale of ADSs offered in this offering based on the initial public offering price of US$     per ADS after deduction of the estimated commissions to the underwriter and the estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2016 would have been US$    , or US$     per outstanding ordinary share and US$     per ADS. This represents an immediate increase in net tangible book value of US$     per ordinary share and US$     per ADS to the existing shareholders, and an immediate dilution in net tangible book value of US$     per ordinary share and US$     per ADS to investors purchasing ADSs in this offering. The as adjusted information discussed above is illustrative only. The following table illustrates such dilution:

Initial public offering price per ADS	US$
Net tangible book value per ordinary share as of March 31, 2016	US$
As adjusted net tangible book value per ordinary share after giving effect to this offering	US$
As adjusted net tangible book value per ADS after giving effect to this offering	US$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$

The following table summarizes, on an as adjusted basis as of March 31, 2016, the differences between existing shareholders and the new investors with respect to the minimum number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and ADS paid before deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us.

	Ordinary shares purchased		Total consideration		Average price per ordinary share	Average price per ADS
	Number	Percent	Amount	Percent
(US$ in thousands)
Existing shareholders		%	US $	%	US $	US $
New investors		%	US $	%	US $	US $
Total		%	US $	%

The as adjusted information as discussed above is illustrative only.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We offer reward-based crowdfunding opportunities in the PRC to entrepreneurs and funding sources through Long Yun, our VIE entity. Crowdfunding is a process by which a project is funded by raising money from a large number of people, primarily through an internet-based platform. The participants in crowdfunding are the crowdfunding platforms, such as our platform, the entrepreneurs or project sponsors, and the participants or other funding sources who make a payment for the reward. There are five basic types of crowdfunding programs — equity crowdfunding, reward-based crowdfunding, debt-based crowdfunding, by which loans are made to an individual or business, royalty-based crowdfunding, which the participant receive payments based on revenue generated by the enterprise, to the extent that the enterprise generates revenue, and donation-based crowdfunding. Currently, we are only engaged in reward-based crowdfunding.

We launched our online crowdfunding platform, 5etou (“ ”), at www.5etou.cn in March 2015, and seek to establish 5etou platform as a one-stop service platform for crowdfunding enterprise and fundraising in China, in that we assist enterprises with obtain initial seed money and collecting preliminary market intelligence on the individual projects, and that we also provide incubation services and assist with future private fund raising for the enterprises.

More specifically, our 5etou platform is designed to enable projects searching for funding to connect with participants, who are the funding sources looking for projects. Our platform enables projects to raise initial seed money and to establish a credible track-record in product/service development and cash flow. Participants become involved in opportunities for rewards, often the product for which the project is seeking funding, as well as being involved in an enterprise that the participant believes has the possibility of offering products, services and technology of interest to him. Since the inception of the 5etou platform, all of the successfully funded reward-based projects have been able to fulfill and/or deliver the promised rewards in form of service or products.

In addition to the operation of our funding platforms, we offer business incubation services to the ventures utilizing our platform for their projects, at the election of the ventures. We provide our consulting services pursuant to agreements with the ventures are provided on an ongoing and as-needed basis, until the ventures no long need or desire the consulting services.

We also assist enterprises who have successfully funded their projects through our platform to seek additional equity or debt financing by introducing them to potential business partners, merger candidates or other strategic relationships, for which we charge a finders’ fee in the form of cash. We generally seek financing only from funds or groups that are financially sophisticated in making risky investment.

Our revenue is generated from three sources:

•	We receive a percentage of the funds raised through our crowdfunding platform, which is generally 3%, but has ranged from 0% to 3%.
•	Fees paid for providing our incubation services. These fees are paid pursuant to a consulting agreement between us and the company.
•	Finder’s fees paid to us for assisting a company in raising funds, generally from one or more funding sources with which we have relationships, although we may seek to obtain funds from other sources, and from introductions to business partners, acquisition candidates or other strategic relationships.

We did not generate any revenue for the period starting from our inception in October 9, 2014 to March 31, 2015. For the year ended March 31, 2016, we generated revenue of $1,662,406, of which $767,779, or approximately 46%, was from crowdfunding, $595,980, or approximately 36%, was from our incubation services, and $298,647, or approximately 18%, was from finder’s fees for raising capital.

Factors and Trends Affecting Our Results of Operations

Crowdfunding Platform.  According to Ying Can Consulting’s ( , www.yingcanzixun.com) 2015 National Crowdfunding Industry Annual Report (Ying Can 2015 Annual Report) examining the PRC crowdfunding market, the entire crowdfunding market in the PRC successfully raised in 2015 approximately $1.81 billion, an increase of approximately 429% from approximately $0.34 million in 2014, and approximately 3310% from $53 million in 2013. While the crowdfunding market has benefitted from a high growth rate, it is also very volatile. The PRC crowdfunding market is also concentrated in a handful of major provinces and tier-one cities, i.e., cities with large population and rapid economic growth, such as Beijing, Shanghai, Guangzhou, Shenzhen, Chengdu, Wuhan, Hangzhou, etc. Ying Can Consulting is a consulting company focused on Internet Finance industry, and provides industry data and analysis within the various fields of Internet Finance.

Incubation Services and Financing Services.  At this time, our management is aware that corporate consulting and financing services for start-up companies in China is primarily provided by individuals on a piecemeal basis. We believe that large investment firms cannot obtain the fees from smaller companies they are capable of generating from the larger Chinese companies. We believe we are well positioned in the market to provide comprehensive services to entrepreneurs and connect them with financing resources.

We believe that the growth of our business and our future successes are dependent upon many factors, most significantly, the quality of projects fundraising via our platform, the number of registered users on our platform, and the general level of interest in using the internet as an investing platform, in addition to many other factors such as the popularity of crowdfunding, how data and analytics are used by investors, trends in investor behavior, consumer trust in the internet as it relates to privacy, general service rates for online platform and financing services, the costs of hosting an online platform, the cost of providing crowdfunding, consulting and financing services and our ability to meet competitive challenges. While each of these areas presents significant opportunities for us, they also pose important challenges that we must successfully address in order to sustain or expand the growth of our business and improve our results of operations.

Results of Operations

As an early development stage company, we did not generate any revenue for the period since our inception on October 9, 2014 to the year ended March 31, 2015, and only started generating revenue for the year ended March 31, 2016. We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a new business and in an industry which is in the early stages of development in China. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history.

	For the Years Ended
	March 31, 2016	March 31, 2015
Revenues	$1,662,406	$—
Operating expenses
Selling, general and administrative expenses	983,783	296,148
Total Operating expenses	983,783	296,148
Income (Loss) from operation	678,623	(296,148)
Other income (expenses):
Gain on sale of investments	230,202	—
Impairment on investments	(30,118)	—
Shared loss from equity method investments	—	(2,082)
Other income	1,141	—
Other expenses	(459)	—
Interest income	163	84
Interest expense	(61,883)	(18,735)
Total other income (expenses)	139,046	(20,733)
Income (loss) before tax	817,669	(316,881)
Income tax	(164,817)	66,641
Net income (loss)	$652,852	$(250,240)
Other comprehensive income (loss):
Foreign currency translation loss	(3,609)	(966)
Comprehensive income (loss)	$649,243	$(251,206)
Earnings per share
Basic	$0.007	$-0.003
Diluted	$0.007	$-0.003
Weighted average shares outstanding
Basic	100,000,000	100,000,000
Diluted	100,000,000	100,000,000

Revenue

We derive revenue primarily from (i) a percentage of the funds raised through our crowdfunding platform, (ii) fees for providing our incubation services, and (iii) finder’s fees paid to us for assisting a company in raising funds. The following table depicts our revenue sources for the years ended March 31, 2015 and March 31, 2016 respectively.

	For the Years Ended
	March 31, 2016	March 31, 2015
Revenues
Crowdfunding	$767,779	—
Incubation Service	$595,980	—
Finder's Fee Service	$298,647	—
Total	1,662,406	—

We did not generate any revenue for the period starting from our inception on October 9, 2014 to March 31, 2015. For the year ended March 31, 2016, we generated revenue of approximately $1,662,406, of which approximately $767,779, or approximately 46%, was from crowdfunding, approximately $595,980, or approximately 36%, was from our incubation services, and approximately $298,647, or approximately 18%, was from finder’s fees for raising capital.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of compensation expense for our corporate and technical staff and personnel supporting our corporate and technical staff, communication costs, gasoline, welfare expenses, professional fees (including consulting, audit and legal fees), insurance, travel and business hospitality expenses. The Company’s selling, general and administrative expenses was $983,783 in the year ended March 31, 2016 and $296,148 for the period between October 9, 2014 (the date of inception) and March 31, 2015.

Other Income

The Company’s other income was $139,046 in the year ended March 31, 2016 and other expenses was $20,733 for the period between October 9, 2014 (the date of inception) and March 31, 2015. Other income primarily consists of gain on investments.

Taxes

For the year ended March 31, 2016, the Company generated revenue as opposed to loss before taxes for the year ended March 31, 2015, thus income tax increased from $(66,641) to $164,817.

Net Income

The Company had net income of $652,852 in the year ended March 31, 2016 and net loss of $250,240 for the period between October 9, 2014 (the date of inception) and March 31, 2015.

Liquidity and Capital Resources

As of March 31, 2016, we had a working capital surplus of current assets exceeding current liabilities by $1,311,154. We have historically funded our working capital needs with cash flow from operations. According to our management’s estimates and based on our budget, we believe that we will have sufficient resources to continue our activity at least for another 12 months. From time to time, we will explore additional financing sources to develop or enhance our service, to fund expansion of our business, to respond to competitive pressures, or to acquire or invest in complementary businesses or technologies. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our Ordinary Shares and ADRs, including the ADRs sold in this offering.

As of March 31, 2016, we had cash of $2,480, a decrease of $43,853 from $46,333 as of March 31, 2015, mainly due to various increases in related party receivables and in other receivables and prepayments offset by owners’ capital contribution.

The following tables sets forth selected cash flow information for the periods indicated:

	For the Years Ended
	March 31, 2016	March 31, 2015
Cash flows from operating activities
Net income/(loss)	$652,852	$(250,240)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	26,358	698
Gain on sale of investments	(230,202)	—
Impairment on investments	30,118	—
Loss from equity method investments	—	2,082
Changes in assets and liabilities	—	—
Increase in accounts receivables	(59,040)	—
Increase in other receivables and prepayments	(209,425)	(48,439)
Increase in related party receivables	(529,875)	(54,681)
(Increase)/decrease in deferred tax asset	64,713	(66,641)
(Increase)/decrease in other assets	481	(11,938)
Increase in accounts payables	14,257	—
Increase in taxes payable	192,006	36
Increase in accrued liabilities and other current liabilities	20,337	60,469
Net cash (used in)/provided by operating activities	(27,420)	(368,654)
Cash flows from investing activities
Investment in affiliated entities	(34,331)	(102,981)
Proceeds from sale of investments	253,253	—
Increase in related party receivables	(631,223)	(332,442)
Purchase of equipment	(16,976)	(65,735)
Purchase of intangible assets	(541)	(848)
Net cash used in investing activities	(429,818)	(502,006)
Cash flows from financing activities
Capital contribution from owners	1,076,324	—
Proceeds from capital lease	—	38,549
Repayment of capital lease	(20,419)	—
Increase in related party payable	(640,406)	878,240
Net cash provided by/(used in) financing activities	415,499	916,789
Net Increase/(decrease) of Cash and Cash Equivalents	(41,739)	46,129
Effect of foreign currency translation on cash and cash equivalents	(2,114)	204
Cash and cash equivalents – beginning of year	46,333	—
Cash and cash equivalents – end of year	$2,480	$46,333
Supplemental cash flow disclosures
Interest paid	$66,548	$19,822
Income taxes paid	$—	$—
NON-CASH FINANCING AND INVESTING ACTIVITIES
Acquisition of fixed assets through capital lease	$—	$28,608

Net Cash Provided by/Used In Operating Activities

Net cash used in operating activities for the year ended March 31, 2016 was $27,420 and $368,654 for the period between October 9, 2014 (the date of inception) and March 31, 2015. The activities in both periods were primarily comprised of increase in related party receivables and increase in other receivables and prepayments.

Net Cash Used In Investing Activities

Net cash used in investing activities for the year ended March 31, 2016 was $429,818 and $502,006 for the period between October 9, 2014 (the date of inception) and March 31, 2015. The activities in both periods were primarily comprised of increase in related party receivables, investment in affiliated entities and purchase of equipment & Investment in affiliated entities, and offset by proceeds from sale of investments.

For investment in affiliated entities and proceeds from sale of investment, the following provides the details:

HangZhou ChuShi Network Technology Ltd. Co.

On December 2014, the Company made a contribution to the registered capital, representing a 30% ownership interest, in Hang Zhou Chu Shi Network Technology Ltd. Co. (“Hangzhou Chu Shi”) for a cash consideration of RMB300,000 (approximately $49,114). The Company recognized its share of loss of in equity investments in the amount of $2,082 for the year ended March 31, 2015.On September 2015, the Company sold 10% ownership interest in Hangzhou Chu Shi that it held to Mr. Chen Jun (the majority owner of Hangzhou Chu Shi) for RMB1 million (approximately $158,283) and recognized a gain of RMB 900,000 (approximately $142,884). On March 2016, the Company sold another 5% ownership interest in Hangzhou Chu Shi that it held to Mr. Chen Jun (the majority owner of Hangzhou Chu Shi) for RMB 600,000 (approximately $87,317) and recognized a gain of RMB550,000 (approximately $88,709) (Refer to “Related Party Transactions” Footnote in the Financial Statements).

Outstanding receivable from Mr. Chen Jun consist of sales proceeds from investment owned by the Company. The Company sold 10% and subsequently additional 5% investment ownership interest in HangZhou Chu Shi to Mr. Chen Jun for proceed of $253,253. Mr. Liao Xu, the Company CMO, and thus a related party to the Company, was responsible for facilitating the transfer of the funds for sale of the equity between the Company and Mr. Chen Jun.

JiaXing YiTou ShangMa Investments Limited Partnership Company

On December 2014, the Company acquired 10% ownership interest in JiaXing YiTou ShangMaInvestments Limited Partnership Company (“JiaXing YiTou”), and accordingly, made cash consideration of RMB100,000 ($15,509) paid in as equity capital, recorded for the year ended March 31, 2015 and as of March 31, 2015. The Company recognized an investment income of $692 for ownership of the 10% interest in JiaXing YiTou and $nil as other income for the year ended March 31, 2016 and 2015, respectively.

Hang Zhou ReWan Network Technology (“Hangzhou ReWan”)

On May 2015, the Company agreed to contribute registered capital representing an ownership interest of 51% in Hangzhou ReWan. As of March 31, 2016, the Company has contributed RMB 46,670 ($7,387) which were spent on operation expenditures, while the 49% owner failed to make any capital contribution. During the year ended March 31, 2016, the shareholders of Hangzhou ReWan decided to cease its operation and the Company recognized an impairment loss on investment in the amount of $7,387 for the year ended March 31, 2016. Such investment is accounted for under the cost method for the year ended March 31, 2016 and as of March 31, 2016 because the investment was not properly funded and executed by all parties. Hang Zhou Rewan’s effectively dissolved on July 20, 2016.

Outstanding Receivables

Outstanding receivables from Mr. Han Yu, HangZhou TianQi Network Technology Co. Ltd., HangZhou TianQi Network Technology Co. Ltd.-ChongQing Branch, HangZhou GuDe Network Technology Co. Ltd., HangZhou ShangKe Jewelry Technology Co. Ltd., and Hang Zhou Rong Mai Gong Sheng Network Technology Co. Ltd. consist of working capital advances and borrowings. These amounts are due on demand and non-interest bearing. As of October 9, 2016, all outstanding receivables from Mr. Han Yu, Hang Zhou TianQi Network Technology Co. Ltd., Hang Zhou TianQi Network Technology Co. Ltd. ChongQing Branch, Hang Zhou GuDe Network Technology Co. Ltd., Hang Zhou ShangKe Jewelry Technology Co. Ltd., and Hang Zhou RongMai GongSheng Network Technology Co. Ltd. are paid off.

Net Cash Used In/Provided By Financing Activities

Net cash used in financing activities for the year ended March 31, 2016 was $415,499 and $916,789 for the period between October 9, 2014 (the date of inception) and March 31, 2015. The activities in both periods were primarily comprised of capital contribution from owners offset by increase in related party payable.

Taxation

We are incorporated in the Cayman Islands and conduct our primary business operations through our subsidiary and affiliated entities in the PRC. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Under the Hong Kong tax laws, the statutory income tax rate is 16.5%. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Under the Enterprise Income Tax Law, or the EIT Law, domestic enterprises and foreign investment enterprises, or FIE, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of $333,672 and $(251,206) as of March 31, 2016 and 2015, respectively because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Critical Accounting Policies, Estimates and Judgments

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s consolidated financial statements are expressed in U.S. dollars.

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries on a consolidated basis. The Company also includes subsidiaries over which a direct or indirect legal or effective control exists and for which the Company is deemed to direct the significant activities and has the obligation to absorb the losses or benefits of the entities. All intercompany accounts, balances and transactions with other consolidated entities have been eliminated.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

We derive revenue principally from three main business: crowd-funding platform service, incubation management service, project promotion service (finder’s service).

Crowd-funding platform

The Company generates its revenue from success fees from transactions on the crowdfunding platform. Revenue from these transactions is accounted for at the moment a proposition is successfully funded.

At the start of a funding campaign, the entrepreneur signs a contract with the Company pursuant to which he or she agrees to pay the Company a success fee once a successful fund raising campaign for that entrepreneur closes. Once the funding campaign has closed, the Company’s success fee is either collected from the fund raised prior to transferring the net proceeds of the funding to the entrepreneur or to be collected from the entrepreneur after the net proceeds of the funding are transferred to the entrepreneur.

Upon completion of the funding campaign, services delivered under the contract with the entrepreneur have been completed and the Company recognizes its success fee revenues, net of any discounts given at the time the campaign has been closed successfully. Also, because the success fee percentage is stated in the contract with the entrepreneur prior to the start of the funding campaign, the Company believes that this amount is fixed and, assuming the successful conclusion of the funding campaign, collectible from the entrepreneur. This revenue recognition policy complies with ASC 605-10-S99-1 in that it is based on written agreements with the entrepreneurs, contractual services have been completed, pricing is fixed and determinable based on agreements with the customer and collectability is reasonably assured as the customers of the Company have just received their new funding.

Incubation Service

The Company generates its revenue by providing business and operation advisory services relating to matters related to marketing, sales, and strategic planning, and guidance and general resources in ancillary services such as coordinating human resources, legal, accounting, operations, assisting with feasibility studies and other types of services at the election of the entrepreneur. The Company provides its incubation services pursuant to consulting agreements with the entrepreneurs are provided on an ongoing and/or as-needed basis. We are not intended to substitute for professional services providers such as business operation professionals, accountants, or lawyers and will make referrals to third-party providers when needed. For ongoing basis services, revenue is recognized on an ongoing basis for the agreed periodic service fee. For as-needed basis, revenue is recognized when the contractual services have been completed.

Finder’s Service Fee

The Company generates its revenue for assisting any business entity in raising funds as well as for introducing business partners, acquisition candidates or other strategic relationships to the business entity, usually from one or more sources with which the Company or personnel have relationships. The Company provides its finder services pursuant to an agreement and revenue is recognized when the contractual services have been completed and the terms and conditions on the agreements have been met.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at the amount billed to a customer, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts on a regular basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

The Company reviews the collectability of accounts receivable based on an assessment of historic experience, current economic conditions, and other collection indicators. At March 31, 2016 and 2015, the Company has recorded an allowance for doubtful accounts for $nil and $nil, respectively.

Investments

Cost Method Investments

Direct and or indirect investments in business entities in which the Company does not have a controlling financial interest and has no ability to exercise significant influence over operating and financial policies (generally 0-20 percent ownership), are accounted for by the cost method.

Equity Method Investments

Direct and or indirect investments in business entities in which the Company does not have a controlling financial interest, but has the ability to exercise significant influence over operating and financial policies (generally 20 – 50 percent ownership), are accounted for by the equity method.

Contractual Obligations

We have no contractual obligations as of March 31, 2016.

Off-Balance Sheet Commitments and Obligations

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

Recent Accounting Pronouncements

In May 2015, the FASB issued ASU No. 2015-09, Revenue from Contracts with Customers (“ASU 2015-09”). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) (“ASU 2015-14”), Deferral of the Effective Date. With the issuance of ASU 2015-14, the new revenue guidance ASU 2015-09 as amended by ASU 2015-14 is effective for annual reporting periods beginning after December 15, 2017. Early adoption is permitted as of the original effective date for ASU 2015-09 for annual reporting periods beginning after December 15, 2016, but otherwise earlier adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company is in the process of evaluating the impact of adoption on its consolidated financial statements.

In August 2015, the FASB issued ASU No. 2015-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. (“ASU 2015-15”). This ASU provides guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern and provides principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. ASU 2015-15 is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company is in the process of evaluating the impact of adoption on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, requiring all deferred tax assets and liabilities, and any related valuation allowance, to be classified as non-current on the balance sheet. The classification change for all deferred taxes as non-current simplifies entities’ processes as it eliminates the need to separately identify the net current and net non-current deferred tax asset or liability in each jurisdiction and allocate valuation allowances. Early adoption is permitted. The adoption of this guidance is not expected to have an impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, requiring lessee’s to recognize assets and liabilities for leases with lease terms of more than 12 months in the balance sheet. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new guidance is effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

INDUSTRY

Crowdfunding is a process by which a project or project is funded by raising money from a large number of people, primarily through an internet-based platform. The participants in crowdfunding are the crowdfunding platforms, such as our platform, the entrepreneurs or project sponsors, and the participants or other funding sources who make a payment for the reward. The crowdfunding industry has developed rapidly since 2000 when several non-governmental organizations and companies started raising funds online. The concept of online fundraising was quickly adapted to various forms of collective funding over the Internet, now all being labeled as crowdfunding.

There are five major categories crowdfunding. These are:

•	Equity crowdfunding, where the participate receives equity in the projects;
•	Reward-based crowdfunding, which is the type of crowdfunding that we offer, where the participant receives a product, service or other benefit in exchange for a payment. Where the reward is a product or service, the participant is, in effect, prepaying for the product or service and the project is using the proceeds to develop or manufacture the product;
•	Debt-based crowdfunding, by which loans are made to a person or business;
•	Royalty-based crowdfunding, in which the participant receives payments based on revenue generated by the project, to the extent that the project generates revenue, and no payment being made if the project does not generate revenue or the level of revenue which would trigger royalty payments to the participants; and
•	Donation-based crowdfunding, where the participant makes a contribution and does not receive any benefit in exchange. The contribution could be made to a charity or to fund a need of the sponsor, such as an operation for a member of the sponsor’s family.

We are only engaged in reward-based crowdfunding, and, at present, we do not plan to support any other type of crowdfunding activities.

Globally, more than 3,000 crowdfunding platforms are currently active in the marketplace, with a majority of these platforms involved in donation-based or reward-based crowdfunding. The low barriers to entry allow many vendors to establish crowdfunding platforms, but, typically, their scope is limited to a specific geography or niche industry, such as music and recording arts, books or films. The research firm Massolution, in its “Crowdfunding Industry Report 2015,” estimated that the global market size of crowdfunding in 2015 was $66.4 billion, an increase of approximately $32 billion from $34.4 billion in 2014, in Massolution’s Crowdfunding Industry Report 2014.

According to the 2015 Massolution Report, in 2014, Asia places second place in terms of funding volume, at $3.4 billion raised and growth of 320%; $3.26 billion was raised in Europe and $9.46 billion in the U.S. with a growth rate of 145%. In Asia, the Top 5 platforms are all China-based (person-to-person and person-to-business) lending platforms.

The 2015 Massolution Report predicted that Asia will retain its second largest market in 2015, and account for 31% of market share with a 210% market growth in 2015 to achieve a funding volume of approximately $10.54 billion. Growth for 2015 was predicted to be 82% in North America, and 97% in Europe.

The 2015 Massolution Report pointed out, crowdfunding platforms generating the larger volumes are generally lending-based crowdfunding platforms providing debt investments, ahead of equity-based projects/platforms.

Because crowdfunding in China is less developed that in the United States, its current rate of growth is greater than that in the United States.

China’s Crowdfunding Market

The PRC crowdfunding market is growing very fast since its incepting in the late 2011 and early 2012. According to Ying Can Consulting’s ( ) 2015 National Crowdfunding Industry Annual Report (Ying Can 2015 Report) examining the PRC crowdfunding market, the entire crowdfunding market in the PRC successfully raised in 2015 RMB 11.424 billion (approximately $ 1.7136 billion), an increase of 429.38% from RMB 2.158 billion (approximately $ 323.7 million) in 2014, and 3310.15% from RMB 335 million (approximately $ 50.25 million) in 2013. In the reward-based crowdfunding segment, according to the 2015 PRC Equity-based Crowdfunding Market Report published by iResearch, the aggregate capital raised was RMB 1.12 billion (approximately $ 168 million) in 2015, reflecting significant increases from RMB 440 million (approximately $ 66 million) in 2014, RMB 200 million (approximately $ 30 million) in 2013 and 70 million (approximately $ 10.5 million) in 2012.

While the crowdfunding market has benefitted from a high growth rate, it is also very volatile. According to the Ying Can 2015 Report, by the end of 2015, there were 283 operating crowdfunding platforms in the PRC (including 66 reward-based platforms, and 130 equity-based platform), a 99.30% increase from 142 in 2014. In 2015, approximately 40 platforms closed their operation and approximately 26 ceased crowdfunding operations. The PRC crowdfunding market is also concentrated in a handful of major provinces and tier-one cities. According to the Ying Can 2015 Report, crowdfunding platforms based in Beijing (RMB 3.917 billion, or approximately $ 587.55 million), Guangdong Province (RMB 2.116 billion, or approximately $ 317.4 million) and Zhejiang Province (RMB 1.610 billion, or approximately $ 241.5 million), Shanghai (RMB 1.454 billion, or approximately $ 218.1 million) and Jiangsu Province (RMB 996 million, or approximately $ 149.4 million) collectively raised 88.35% of the aggregate capital raised by all crowd-funding platforms in 2015. The Ying Can 2015 Report states that the dominance of those cities and provinces reflects the fact that these five provinces and cities are leading economic markets with higher GDP output, stronger financial investment drive of its citizens and more favorable provincial and local policy support.

According to the Ying Can 2015 Report, approximately 72,314,900 contributions or investments were made in 2015, with charity-based projects 39,570,713 at 54.72% of the aggregate number, and reward-based projects at 32,640,600, at 45.14%. According to 2015 iResearch Report, approximately 790,825 registered users of crowdfunding platforms contributed to reward-based projects in 2014.

BUSINESS

Overview

We offer reward-based crowdfunding opportunities in the PRC to entrepreneurs and funding sources through Long Yun, our VIE entity. Crowdfunding is a process by which a project or project is funded by raising money from a large number of people, primarily through an internet-based platform. The participants in crowdfunding are the crowdfunding platforms, such as our platform, the entrepreneurs or project sponsors, and the participants or other funding sources who make a payment for the reward. There are five basic types of crowdfunding programs — equity crowdfunding, reward-based crowdfunding, debt-based crowdfunding, by which loans are made to an individual or business, royalty-based crowdfunding, which the participant receive payments based on revenue generated by the project, to the extent that the project generates revenue, and donation-based crowdfunding. Currently, we are only engaged in reward-based crowdfunding in China, and we may offer other types of crowdfunding in compliant with PRC laws and regulations in the future.

We launched our online crowdfunding platform, 5etou (“ ”), at www.5etou.cn in March 2015. Our 5etou platform is designed to enable projects searching for funding to connect with participants, who are the funding sources looking for projects. Our platform enables projects to seek to raise initial seed money and to try to establish a credible track-record in product/service development and cash flow, and participants become involved in opportunities for rewards, often the product for which the business is seeking funding, as well as being involved in an project that the participant believes has the possibility of offering products, services and technology of interest to him. Up till now since the inception of the 5etou platform, all of the successfully funded reward-based projects have been able to fulfill and/or deliver the promised rewards in form of service or products.

For a reward-based crowdfunding project, the participant uses our platform to review opportunities that are available on our platform and to consider whether he want to make a payment to one or more of the projects that are then raising funds through our platform. In exchange for the payment, the participant receives a reward. If the project is developing a product, the project can offer to deliver the product when it is completed, which is, in effect, a pre-order of the product, with the project using the proceeds of the pre-sale to develop or manufacture the product. The project may require payment of a certain amount in order to receive the product, and participants who pay a lesser amount may receive a lesser benefit, such as a company t-shirt or recognition on the company’s website. If the delivery of a product does not apply to the project, the project can offer a service or other benefit.

In addition to the operation of our funding platforms, we offer business incubation services to the projects utilizing our platform for their projects, at the election of the projects. We provide our consulting services pursuant to agreements with the projects on an ongoing and as-needed basis, until the projects no long need or desire the consulting services. We offer these services, commencing from the time the project when a project first initiates a contribution campaign using our platform to completion of project prototypes and/or product/service, and continuing until the project becomes profitable or no longer requires or desires our services. These services include business and operation advisory services relating to marketing, sales and strategic planning, and guidance and general resources in ancillary services such as human resources, legal, accounting, assisting with feasibility studies and other types of services that projects need. We are not intended to substitute for professional services providers such as business operation professionals, accountants, or lawyers and will make referrals to third-party providers when needed. In the fiscal year that ended March 31, 2016, we generated approximately $561,72 (RMB 3,745,283) through our business incubation services.

We also offer to act as a finder to also assist these companies to obtain loans or additional equity financing, and introduce them to potential business partners, find merger candidates or other strategic relationships, or assist with feasibility studies, for which we charge a finders’ fee in the form of cash only. We generally seek financing only from funds or groups that are financially sophisticated in making risky investment, We do not engage in investment activities such as providing capital in the form of equity or debt, in projects that seek funding through our platform. We do not engage in similar investment activities in entities that provide equity or debt financings separate from our platform. Unlike the United States, where either issuer is not allowed to pay a finder’s fee or broker’s fee for raising, in the PRC, as long as the issuer is (a) not a public company, and (2) the fundraising transaction does not involve any public offering or sale of equity or debt securities pursuant to PRC securities laws, a finder is not required to obtain any special administrative approval for receiving finders fee or brokers fee for making business introductions or referrals, and assisting fundraising in private financing transactions. Occasionally, as part of the perks for fundraising via our platform and aimed at attracting high quality projects with additional conduits of follow-on financing, we also introduce projects that are ready to raise funding publicly, to relevant primary exchanges for which we do not take a finder’s fee. Such primary exchanges are provincial or regional primary exchanges, aka stock exchanges or financial assets exchanges licensed by regional governments in the PRC and hold business license and permits to engage in activities involving the primary market of share issuance, primary trading of stocks and financial assets and the like.

Our revenue is generated from three sources:

•	We receive a percentage of the funds raised through our crowdfunding platform, which is generally 3%, but has ranged from 0% to 3%, directly from the third-party payment processor, Union Mobile Pay.
•	Fees paid for providing our incubation services. These fees are paid pursuant to a consulting agreement between us and the project receiving incubation service.
•	Finder’s fees paid to us for assisting a project in raising funds, as a portion of the proceeds, generally from one or more funding sources with which we have relationships, although we may seek to obtain funds from other sources, and from introductions to business partners, acquisition candidates or other strategic relationships.

We did not generate any revenue for the period starting from our inception in October 9, 2014 to March 31, 2015. For the year ended March 31, 2016, we generated revenue of $1,662,406, of which $770,018, or approximately 46%, was from crowdfunding, $593,741, or approximately 36%, was from our incubation services, and $297,334, or approximately 18%, was from finder’s fees for raising capital. None of the three sources experience any seasonality.

The PRC government takes the position that start-up related business activities are an important source that drives economic development and lowers unemployment rate, and thus encourages start-up related business activities, as stated in an opinion issued by the PRC State Council on April 27, 2015, on “Further Efforts Relating to Employment and Business Startup Under the New Conditions”. Partly in response to a belief that the government is encouraging start-up projects, recent college graduates, college students, as well as young professional are entering the start-up business world. Our goal is to enable quality start-up projects to first test the market with either prototypes of their products or services, or their business propositions and then cultivate initial financial and business resources for the underlying businesses to grow and thrive.

The first project was launched on our platform on April 12, 2015. Since then, through March 31, 2016, 42 projects have initiated and completed fundraising campaigns using our platform, for which they raised approximately $30 million. All of the 42 projects successfully met their target amounts on our platform. The majority of the 42 projects successfully completed their fundraising between one month and three months from the date they launched their fundraising campaign on our platform.

We do not possess an internal payment capability and as such, transaction payments through our platform are processed by Union Mobile Pay, who is an independent third-party payment processor. Union Mobile Pay retains a percentage of the proceeds from successfully completed offerings as cost for the transaction. Union Mobile Pay advised us that it is in compliance with all applicable PRC’s regulations, including those related to privacy, online payments and money laundering.

Our History and Corporate Structure

We were incorporated in the Cayman Islands on June 19, 2015. Our wholly-owned subsidiary, Sweet Lollipop Co., Ltd. (“Sweet Lollipop”). was incorporated in the British Virgin Islands on May 8, 2014. Long Yun International Holdings Limited (“Long Yun HK”), which is a wholly-owned subsidiary of Sweet Lollipop, was incorporated in Hong Kong on May 2, 2015. Hangzhou Yuyao Network Technology Co., Ltd (“WFOE”), Sweet Lollipop’s wholly owned subsidary, was organized pursuant to PRC laws on May 30,

2016. Our variable interest entity, Hangzhou Long Yun Network Technology Co., Ltd., which we refer to as Long Yun, was established on October 9, 2014 in City of Hangzhou, PRC pursuant to PRC laws. Long Yun’s shareholders include certain PRC residents and corporate entities controlled by PRC residents.

We control Long Yun through contractual agreements, which are described under “Business — Contractual Agreements with Long Yun and its shareholders.” Dragon Victory is a holding company with no business operation other than holding the shares in Sweet Lollipop, Sweet Lollipop and Long Yun HK are both pass-through entities with no business operation. WFOE is exclusively engaged in the business of managing the operation of Long Yun.

Our principal executive offices are located at Suite B1 9-901, No.198, Qidi Road, Xiaoshan District, Hangzhou, PRC, and our phone number is + 86-571-82213772. We maintain an Internet website at http://www.dvintinc.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Our corporate structure as of the date of this prospectus is as follows:

Contractual Arrangements between WFOE and Long Yun

Due to PRC legal restrictions on foreign ownership in the telecommunications sector, see “Regulations — Foreign Ownership Restrictions”, neither we nor our subsidiaries own any equity interest in Long Yun. Instead, we control and receive the economic benefits of Long Yun’s business operation through a series of contractual arrangements. WFOE, Long Yun and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on August 19, 2016. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Long Yun, including absolute control rights and the rights to the assets, property and revenue of Long Yun.

According to the Exclusive Business Cooperation Agreement, Long Yun is obligated to pay service fees to WFOE approximately equal to the net income of Long Yun.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Long Yun and WFOE, WFOE provides Long Yun with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Long Yun granted an irrevocable and exclusive option to

WFOE to purchase from Long Yun, any or all of Long Yun’s assets at the lowest purchase price permitted under the PRC laws. Should WFOE exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Long Yun by WFOE under this agreement, WFOE is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, the plus amount of the services fees or ratio decided by the board of directors of WFOE based on the value of services rendered by WFOE and the actual income of Long Yun from time to time, which is approximately equal to the net income of Long Yun.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by WFOE with 30-day prior notice. Long Yun does not have the right to terminate the agreement unilaterally. WFOE may unilaterally extend the term of this agreement with prior written notice.

The CEO and president of WFOE, Mr. Yu Han, is currently managing Long Yun pursuant to the terms of the Exclusive Business Cooperation Agreement. WFOE has absolute authority relating to the management of Long Yun, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions. Upon installation of the audit committee at the consummation of this offering, the audit committee of the Registrant will be required to review and approve in advance any related party transactions, including transactions involving WFOE or Long Yun.

Share Pledge Agreement

Under the Share Pledge Agreement between Mr. Yu Han, and Ms. Koulin Han, together holding 100% shares of Long Yun (“Long Yun Shareholders”) and WFOE, the Long Yun Shareholders pledged all of their equity interests in Long Yun to WFOE to guarantee the performance of Long Yun’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the agreement, in the event that Long Yun or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Long Yun Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Long Yun Shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Long Yun. WFOE shall cancel or terminate the Share Pledge Agreement upon Long Yun’s full payment of fees payable under the Exclusive Business Cooperation Agreement.

The purposes of the Share Pledge Agreement are to (1) guarantee the performance of Long Yung’s obligations under the Exclusive Business Cooperation Agreement, (2) make sure the shareholder of Long Yung shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent and (3) provide WFOE control over Long Yun. Under the Exclusive Option Agreement, WFOE may exercise its option to acquire the equity interests in Long Yun any time to the extent permitted by the PRC Law. In the event Long Yun breaches its contractual obligations under the Exclusive Business Cooperation Agreement, WFOE will be entitled to foreclose on the Long Yun Shareholders’ equity interests in Long Yun and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in Long Yun and in this situation, WFOE may terminate the VIE agreements after acquisition of all equity interests in Long Yun or form new VIE structure with the third parties designated by WFOE; or (2) dispose the pledged equity interests and be paid in priority out of proceed from the disposal in which case the VIE structure will be terminated.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Long Yun Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Long Yun. The option price is equal to the capital paid in by the Long Yun Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of the date of this prospectus, if WFOE exercised such option, the total option price that would be paid to all of the Long Yun Shareholders would be approximately $1.5 million, which is the aggregate registered capital of Long Yun. The option purchase price shall increase in case the Long Yun Shareholders make additional capital contributions to Long Yun, including when the registered capital is increased upon Long Yun receiving the proceeds from our initial public offering.

Under the Exclusive Option Agreement, WFOE may at any time under any circumstances, purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Long Yun. The Exclusive Option Agreement, together with the Share Pledge Agreement and the Power of Attorney, enable WFOE to exercise effective control over Long Yun.]

The agreement remains effective for a term of ten years and may be renewed at WFOE’s election.

Power of Attorney

Under the Power of Attorney, the Long Yun Shareholders authorize WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Long Yun.

Although it is not explicitly stipulated in the Power of Attorney, the term of the Power of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of this Power of Attorney, so long as the Long Yun Shareholder is a shareholder of Company.

Our Crowdfunding Platform

Our integrated crowdfunding platform, “5etou” (“ ”) began its operations in China in March 2015. Our platform enables small and medium sized companies, start-up companies and idea generators to raise funding from participants through the Internet. Currently, we only facilitate reward-based crowdfunding. Reward-based crowdfunding refers to payments through the Internet by a large number of participants to a specific project with the prospect of a return in the form of goods, perks, a product or service, when the project is successful. We do not presently intend to offer equity-based crowdfunding, debt crowdfunding or donation-based crowdfunding.

Projects on our platform

Our platform is based in China, and our contributors, entrepreneurs and projects are all located in China. We do not market our platform or our projects to backers located in the U.S. We employ technological measures to ensure that our online contribution system is only accessible by Internet users located in China. All contributors are required to complete an online certification confirming they are not U.S. Persons, as defined in SEC Rule 902, prior to making contributions and are using their legal name consistent with their government-issued identification card. Projects and individuals can submit business propositions to be funded by individual and entity contributors, via our platform. After projects and individuals make online submissions, our platform staff will review and then determine whether and under which category to upload the projects on our platform. Our staff has full control over the access to the platform. Alternatively, potential projects are identified, screened and referred to us by non-related, third party sponsors who are typically experienced personnel with technical or skilled knowledge in their respective fields. We do not pay the sponsors any compensation, nor do we enter into any compensation arrangements with the sponsors. Projects referred by sponsors and self-submitted projects are subject to the same review process. For details concerning how we review projects based upon their types, please see herein “Business — Our Crowdfunding Platform — Three levels of programs on our platform.”

The primary focus of our crowdfunding platform is reward-based projects for all industries, with an emphasis on design, business, technology, media and entertainment. Projects and/or entrepreneurs involved in product development, service provision, films and entertainment projects in production, and other projects in exchange for rewards, such as the products, services, and film tickets when such films in public distribution.

Our proprietary platform also display the business and financial information of companies and/or projects database that have completed campaigns or sought contributions on our crowdfunding platform. We require projects that successfully completed their campaigns using our platform to post on our platform the financial reports and business and product updates from time to time but we do not independently verify any information provided by the project and its sponsors. If the projects provide information on our platform as to both the success of the previous crowdfunding campaigns and the development of the project’s product or service, potential participants have access to this information on our platform, and can use this information in determining whether to participate. Our platform as well as our agreements with the registered users provide that the information as to any project or project on our website is provided by the sponsor or the project and we have no responsibility for the accuracy or adequacy of any information relating to any project, sponsor or project that is accessible on our website. We do not require projects seeking to raise funds through our platform to meet minimum income or asset requirements since all of our projects are reward-based. We require all participants to become registered users of our platform and make contributions under their legal names. Our platform does not require participants to Fast Track, Type A and Type B campaigns to make a minimum investment commitment. Projects set their own minimum contribution required of each backer, and Type A and Type B projects typically set a higher minimum investment commitment than the Fast Track projects, in order to attract high-net-worth individuals and larger entities. We are not involved in determining the campaign target or the rewards. In each offering, the amount of money being raised, the nature of the offering, including amount to be paid for a specified reward or benefit and the period during which payments will be accepted by the project, is determined by the project.

Three levels of programs on our platform

Our platform supports three levels of programs that are available to businesses or entrepreneurs, which we call our Fast Track program, Type A program and Type B program.

Our Fast Track program, our first-stage reward-based platform, is designed to enable a start-up project to raise up to RMB 100,000, which is approximately $15,000, for which the participant will receive a reward or benefit. Participants in this program can contribute as little at RMB 1.00 (approximately $0.15). Our Fast Track program is designed to enable start-up projects to test the market by offering a non-equity participation in the project in order to give the project resources to develop its product and service and provide participants with a product or service or other benefit, generated by the project, even if the reward is not developed until a considerable time after the completion of the Fast Track financing. Participants in Fast Track offerings may make contributions either because they want to receive the product, for which they are pre-paying, or receive another benefit. Startup companies without a track record and companies needing a small amount of contribution are eligible for Fast Track crowdfunding campaign. As of October 20, 2016, the Fast Track program had the largest number of projects either under way or completed on our platform, and has become the main focus of our marketing and operation. Since the first project launched on April 12, 2015 and through March 31, 2016, 42 projects have initiated and completed fundraising campaigns using our platform, for which they raised approximately $32,520,155.85 (RMB 210,119,231.00) in funding, including approximately $24,236,983.84 (RMB 156,600,000) for Type A projects, approximately $8,220,722 (RMB 53,115,731) for Type B projects, and approximately $62,449 (RMB 403,500) for Fast Track projects.

Type A and Type B campaigns are designed for projects that either have completed a Fast Track campaign and received a positive response from the market, or are projects that are more established than a Fast Track project or require more funds than can be raised through Fast Track. Projects using Type A and Type B campaign tracks may raise a larger amount of money without any limitation on the target amount, for which they issue rewards that may, but need not, be different from the rewards available through Fast Track.

Our Type A platform enables projects to raise funds if the project has completed a Fast Track program or if the project is submitted by a business entity registered with the relevant branches of Bureau of Industry and Commerce and holds a requisite business license, which is the main parameter we consider in reviewing a project’s eligibility for Type A campaigns, and the project agrees to disclose certain financial information during the period from the date when the project is first funded and until all promised rewards are delivered. Only for Type A projects, we verify with the relevant branches of Bureau of Industry and Commerce regarding an project’s requisite business license and a background search of the principles to be put on our file, and do not otherwise perform any additional independent verification or due diligence beyond what is described herein. The due diligence that is performed for Type A campaigns is significantly less than the due diligence a broker-dealer in the United States is required to conduct in connection with a financing arranged by the broker-dealer. Since we do not independently verify the application material provided by the projects, we cannot assure participants that the information in the application material provides either accurate or adequate information.

Our Type B platform enables projects that are either relatively established or have completed a Fast Track program, although unlike projects using the Type A platform, these projects are not subject to any due diligence review by us.

FastTrack and Type B projects are permitted to commence their campaigns on the platform after our staff completes a review ensuring all information in the application is provided in full. As part of the application material, Fast Track and Type B projects are also required to certify to us that the project founders are disclosing their legal names as evidenced by their State-issued identification card, and are abiding by the terms and conditions of utilizing our 5etou platform for raising funding. We do not independently verify the completeness or accuracy of the information in the application of Type B and Fast Track projects. We review Type A projects based upon the aforementioned verification standard and some are occasionally rejected for failure to meet our verification standard. For Type A projects, we do not perform any additional independent due diligence on the projects, the principals and officers of the project or the material which the projects provide to us. Project Profile information and fundraising information are otherwise published in the form that they are submitted, without input from or revision by our platform. We do not require companies using our platform to provide audited financial statements. The disclosure provided by the project is included with the information about the company on our platform, without edit or comment by us. Alternatively, potential projects are identified, screened and referred to us by third party “sponsors” who represent that they have knowledge in fields in which their projects are engaged.

The first project was launched on our platform on April 12, 2015. Since then, through March 31, 2016, 42 projects have initiated and completed fundraising campaigns using our platform, for which they raised approximately $32,520,155.85 (RMB 210,119,231.00) in funding, including approximately $ 24,236,983.84 (RMB 156,600,000) for Type A projects, approximately $8,220,722 (RMB 53,115,731) for Type B projects, and approximately $62,449 (RMB 403,500) for Fast Track projects. As of March 31, 2016 all of the 42 projects successfully met their target amounts on our platform. Currently, we are working on growing the number of Fast Track projects, because we believe due to their small fundraising size and quick turnaround, Fast Track projects could be accessed by a large number of participant and provide valuable market intelligence on the projects, which in turn will attract more projects using Fast Track as a useful marketing tool. In that regard, our incubation and financing businesses could also benefit. Despite the smaller fundraising size associated with Fast Track projects which may not contribute to significant growth in our revenue in the immediate future, we believe strengthening the Fast Track program of our platform could ultimately allow us to build a strong brand name and generate steady revenue in the long run.

The majority of the 42 projects successfully completed their fundraising between one month and three months from the date they launched their fundraising campaign on our platform. Specially, the average timeframe of a campaign from initiation to completion of a typical project is approximately 30 – 60 days for Fast Track projects, 30 – 90 days for both Type B and Type A projects.

The projects raising funds through our platform are in sectors, including but not limited to, technology, media entertainment, social media, healthcare product, and manufacturing. The nature of products and services developed through funds raised via our crowdfunding platform is diverse, ranging from integrated smart healthcare mobile application, social media network applications, personalized service providers for jewelry design and trip planning, online applications for cooking and recipes, and online games platforms and internet finance platforms. Due to our limited operating history, we have not identified any trends in terms of average funding amount/per participant in a given project and the percentage of participants who so far have qualified for the full amount of benefits.

Participants on our platform

Although it is not necessary for a participant to become a registered user in order to view available projects on our platform, the participant must register before making any payment using our platform. All of the registered users and projects are located in China, and our platform used technological measures so that it is accessible only by Internet users in the PRC. Each registered user must self-certify that, among other requirements, he is not a U.S. Person, as that term is defined in Rule 902 of the SEC under the Securities Act, that he is a resident of the PRC and that he is using his legal name consistent with governmental-issued identifications when making contribution payments. Our 5etou platform includes software protections to ensure that the online contribution system is only accessible to Internet users located in the PRC. In registering with on our platform, the participant acknowledges that he understands that our platform is designed to enable participants to make payments to projects using our platform, but that we have not performed any independent due diligence review concerning the projects raising money on our platform, other than whether the project has the required business license and required permits and government approvals and a background search of the principles, that the participant is making his or her own determination as to whether to make any payment for any projects on our platform.

As of September 30, 2016, we had approximately 2.58 million registered users. Registered users may browse our platform for information relating to all offerings that are available on our platform, including information provided by the sponsor as to the project seeking to raise funds as well as the number of users who expressed an interest in the project and who made investments in a specific project, and the remaining time for a project to reach its target before its offering is terminated and may make investments though our platform. We require all reward-based projects that successfully raise funds using our platform to provide us and their contributors with balance sheets and/or financial reports, operation and product updates from time to time, although we do not verify the accuracy or completeness of such information.

Transactions Processing on our Platform

We do not possess an internal payment capability and payments through our platform are processed by Union Mobile Pay, who is an independent vendor providing third-party payment processing service to us. Union Mobile Pay retains a percentage of the proceeds from successfully completed offerings as cost for the transaction. Pursuant to our agreement with Union Mobile Pay, once the funding target is reached and the campaign closes, our platform fees will be paid to us out of the raised proceeds held in an escrow account administered by Union Mobile Pay, as further described below.

Transaction payments will be held in a third-party escrow account administered by our payment processor, Union Mobile Payment, during crowdfunding campaign and 90% of the gross proceeds is paid to the project if and when the target is reached by the last day of the campaign. Projects set their own target amount and/or minimum amount and how long they want to keep their campaigns open (the “Campaign Period”). Successfully reaching the target and/or minimum amount prior to or at the end of the Campaign Period means the funding target is reached and funds are eligible for disbursement; these are the only circumstances where funding target is deemed to be reached. Once the funding target is reached, as determined by the system of Union Mobile Payment that tracks the funding process and amounts, Union Mobile Pay distributes 90% of the proceeds to the project net of our platform fees (which Union Mobile Pay will pay to us simultaneously) and Union Mobile Payment’s transaction cost, and the remaining 10% is held in escrow until the project delivers the reward. If the project fails or does not deliver the promised reward, the 10% held in escrow is then paid to the participants on a pro rata basis. If the funding target is not reached by the end of the Campaign Period, all funds will be repaid to the participants. We understand that this practice is customary in the PRC crowdfunding market.

At our inception, we also offered donation-based projects, to either charities seeking funds for their charitable purposes or individuals or organizations seeking funding for a specific project, such as fulfilling a personal dream of a disabled person to receive piano training. The donation-based programs did not provide goods, services or other benefits. We required the donation-based program sponsors to provide status updates to us and contributors. However, we did not pass upon or evaluate the sponsors or the projects, and we did not take any steps to determine whether the charity is a bona fide charity under PRC law or whether the project or the sponsor is legitimate, and we did not audit or otherwise evaluate the project or take any steps to independently determine how the proceeds were used. We exited the donation-based crowdfunding program and currently do not offer donation-based crowdfunding programs. Our exit was due to our plan to focus our business and operation resources on growing our reward-based projects. But we may offer such a program in the future, when we have more resources to grow the donation-based program into a significant aspect of our platform.

For the year ended March 31, 2016, we generated 46% of our revenue from crowdfunding platform services.

Business Incubation and Consulting Services

We offer business incubation services to projects utilizing our platform for fundraising. We provide consulting services pursuant to agreements with the projects on an ongoing and/or as-needed basis. Our relevant fees are in the form of cash only, and our rates are negotiated on a case-by-case basis in connection with the specific services that our team provides, the type of projects, and whether the services are ongoing or as-needed. We offer these services, if engaged, commencing from the time when a project first initiates a contribution campaign using our platform to completion of project prototypes and/or product/service, and continuing until the project becomes profitable or no longer requires or desires our services.

These services include business and operation advisory services relating to marketing, sales, and strategic planning, and guidance and general resources in ancillary services such as human resources, legal, accounting, assisting with feasibility studies and other types of services that projects need. We are not intended to substitute for professional services providers such as business operation professionals, accountants, or lawyers and will make referrals to third-party providers when needed.

We focus on business and technology startups including but not limited to information technology, media and entertainment, etc. Projects fundraising through our platform typically involve the development and/or sales of products and/or services, based upon a viable business proposition or prototypes still in development. We provide business incubation services continuously from when a project first initiates a contribution campaign via our platform, to completion of project prototypes and/or product/service, and so on until they reach profitability, on an as-needed basis. Specifically, the growth and development of startup companies and small and medium-sized projects typically overlook the following general stages before they generate sufficient volume to reach profitability and we seek to assist them in these areas:

•	In the development stage of product and/or service, the project needs to sufficiently define the features of the product and/or service offering in the quantity and quality that the sponsors believe are required by the market;
•	As the development stage moves toward the completion of the product/service, the product/service needs to be made available to the general market through various sales and distribution channels, such as (direct online or offline sales, or a distributor network or through a sales staff);
•	When the product/service is developed the project needs to reach as certain sales volume in order to operate profitable;
•	If the business is profitable, it might require additional capital for expansion in either sales and marketing, or additional product development.

We provide quality business consulting and general services to our projects in each of the development stages, and seek to assist the projects that raise funds through our platform to use to reach profitability. However, we are not involved with the management of these projects and we cannot assure either the participants or the projects that the projects can or will ever operate profitably.

For the year ended March 31, 2016, approximately 36% of our revenue is generated from our incubation services.

Services For Financing and Strategic Business Opportunities

We also assist projects who fund projects through our platform to seek equity or debt financing and introduce them to potential business partners, merger candidates or other strategic relationships, for which we charge a finders’ fee in the form of cash only in connection with the specific services that our team provides.

We generally seek financing only from funds or groups that are financially sophisticated in making risky investment. These investments are generally made directly between the investor and the project and not through our platform.

Unlike the United States, where the issuer cannot pay a finder’s fee or broker’s fee for raising funds from either a public or private issuer, in the PRC, as long as the issuing company is (a) not a public company, and (2) the fundraising transaction does not involve any “public offering” securities pursuant to PRC securities law, a finder is not required to obtain any special permit or license, or administrative approval, to receive a fee for making business introductions and assisting fundraising in private financing transactions. Under the PRC securities laws, a “public offering” is defined as an offering of securities which is (a) marketed publicly via general solicitation, (b) sold to more than 200 investors, or (c) as otherwise deemed as “public offering” by specific regulations. The nature of the financing transactions in connection with which we can receive a finder’s fee is privately conducted equity or loan financings for non-public enterprises, which does not fall under the definition of “public offering” under applicable PRC securities laws.

Occasionally, as part of the perks for fundraising via our platform and aimed at attracting high quality projects with additional conduits of follow-on financing, we also introduce projects that are ready to raise funding publicly, to relevant primary exchanges for which we do not take a finder’s fee. Such primary exchanges are provincial or regional primary exchanges, aka stock exchanges or financial assets exchanges licensed by regional governments in the PRC and hold business license and permits to engage in activities involving the primary market of share issuance, primary trading of stocks and financial assets and the like.

We maintain an internal database of unaffiliated, financially sophisticated third-party investors, primarily composed of those sponsors who have previously participated in campaigns via our platform, and those who have invested offline in projects that campaigned on our platform. Certain entities that have previously participated in campaigns via our platform, or have invested offline in projects that campaigned on our platform, we have since developed business partnerships with and invited them to participate in other projects fundraising on our platform or recommended projects for offline fundraising campaigns. We are not involved in the actual financing made directly between the investors and the project offline, other than making the initial introduction and receiving certain finder’s fee from the investors should a transaction be consummated between such investors and projects. We believe, based on information provided by them, that they are sophisticated investors who are typically either high net worth individuals, investment funds or other institutional investors. As of March 31, 2016, we have assisted in raising approximately US$ 387,000 (RMB 2.5 million) of capital in our role as a finder. Currently, we do not rely on any particular funding sources.

We do not engage in any offline roadshow activities involving capital raising by projects or entrepreneurs, and we are not involved in value-assessment of the projects or business ideas. Pricing or valuation is primarily determined by the entrepreneurs and the investors.

For the year ended March 31, 2016, we generated approximately 18% of our revenue from finder’s fees.

Marketing

Locating and identifying viable projects for reward-based crowdfunding and continuing to support their growth, is integral to our business. We have working relationships with various provincial and municipal government sponsored hi-tech incubation parks in Hangzhou, Guangzhou, Hong Kong, Macau and Taiwan, to share resources to achieve mutual growth. We do not have any compensation arrangement with them. The nature of the working relationship is through mutual effort, increase the success of incubating viable startup projects or companies into successful businesses that would benefit all parties. The infrastructure of such parks, and the crowdfunding expertise and the platform of our company allow us to provide synergy in supporting startup projects and companies. Such Innovation and Incubation Parks usually have a campus providing for office and/or product development space for startups, and IT infrastructure and support provided by reliable IT service companies; additionally, these Parks are either certified by local or provincial PRC government, or established according to the policy guidance of and/or operated by state-owner-enterprises of local or regional PRC government. Specifically, such sponsored parks allow us and our sponsors to access projects in such incubation parks and bring them to fundraise on our platform, and/or allow us to recommend projects for membership in such incubation parks, after projects have successfully completed the Fast Track program on our platform. For the former, our sponsors or us then screen and select viable projects in need of funding and/or business incubation services from us. For the latter, the incubation parks then provide the infrastructure and support (IT support, continued operation of the infrastructure, etc.) for Fast Track projects to complete product or service development as promised in their campaigns. Additionally, we collaborate with these Parks in organizing public events geared towards either attracting contributors, or viable projects, or both, or raising general awareness in crowdfunding. Such incubators and incubation parks provide facility and space, and favorable business environment to determined entrepreneurs and business startups that qualify for access to such incubators and incubation parks. We believe that startups and projects that qualify for membership in such incubators and incubation parks have a higher success rate, and in turn, startups and projects benefit from the infrastructure, support and operation and are also more likely to deliver promised service or product development and eventually grow into successful businesses. Specifically, we have business partnership with the following regional and municipal incubation parks: Hangzhou HIPARK, Chongqing Innovation Park, Zhuhai Innovation Park, Shenzhen Longgang Government Incubator, Hong Kong Innovation Park, and Taiwan Innovation Park. Initially when our platform first incepted, our business development staff reached out to such parks and grow the working relationships with these Parks: While we continue to do that, certain incubators have sought us to form working relationships and resource sharing. We do not have any compensation arrangement with them.

We have also entered into cooperative agreements with regional stock and/or financial exchanges that hold the requisite regulatory permits to facilitate equity or debt-based financing and secondary transactions, such as Wenzhou Financial Assets Exchange Center, Jiangsu Culture Exchange, Tianjin Financial Assets Exchange, and other various non-affiliated project capital funds and private equity funds.

Several well-known companies have launched or intend to launch projects for crowdfunding campaigns via our platform, such as 163.com Games, Ping An Games, Global Gaming and SMI Corporation. As part of our working relationship, they feature such projects on their webpage with a url link to our platform. These companies usually have a large registered user bases and/or busy online traffic and thus such exposure potentially lead to increasing traffic to our platform and increasing our online exposure. We conduct targeted sales and marketing efforts to the customers and users of such collaborators in order to expand our own registered user base. Our collaboration with these well-known companies includes (1) crowdfunding campaigns on our platform for the projects they launched, and (2) promoting our projects through their websites when we believe that the themes of these companies are relevant to our projects, such as technology, game design, entertainment and business. We believe featuring our projects on partner platforms allow additional exposure of both our platform and the projects and will positively influence our platform’s online traffic.

For example, SMI Corporation, which we believe is a significant market player as a non-government-owned media and entertainment enterprise in the PRC, has successfully raised its target crowdfunding campaign amount of approximately $4.5 million (RMB 30 million) for its reward-based crowdfunding project using our platform, the proceeds of which SMI states will be used primarily to establish and construct a new movie theater in Hangzhou, Zhejiang Province, a major city with a population of approximately 21 million in 2016 and a GDP per capita of approximately $10,000 in 2015. We have also entered into a strategic alliance agreement with SMI pursuant to which SMI agrees to run reward-based crowdfunding campaigns for its film production and other projects on our 5etou platform. We believe our strategic alliance with a widely recognized business entity as SMI Corporation will be helpful in enhancing our brand reputation as a quality reward-based crowdfunding platform. The strategic alliance agreement with SMI was a framework agreement in nature which does not provide for any payment terms. In the future, we will enter into definitive agreement with SMI with respect to each project containing the economic terms. There is no assurance we will host any such project for SMI in the future.

In addition to our marketing efforts described above, we also market our platform, through:

•	Referrals from both participants who use our platform to make payments in reward-based crowdfunding and from the projects who raise money through our platform;
•	Events that we host in universities and regional and municipal hi-tech incubation parks;

•	Social media, principally wechat and weibo;
•	Newsletters to our data base of participants; and
•	Business relationships with well-known corporations and web platforms with large online traffic that can direct traffic to our platform through links on their websites.

According to the China Crowdfunding Market Development Report 2015 published by Zero2IPO, typically, the reward-based crowdfunding projects were able to close the raising with more than their target amount and raise more funds.

Competition

We face competition from a number of reward-based crowdfunding platforms such as dj.JD.com, and Hi.taobao.com. Many of these platforms are well established in the e-commerce market in China, and have more resources and are better funded and better known than we are, and also have a significant proprietary user base. The top five largest rewards-platforms in China, z.jd.com (operated and owned by JD.com), Zhongchou.cn, Hi.taobao.com, Demohour.com and Dreamore.com, are reported to have raised an aggregate of RMB 270 million (approximately $40.5 million), which accounted for 60.8% of the total money raised in the reward-based crowdfunding market in China.

We also face competition from other crowdfunding platforms that specialize in either loan-based, equity-based or royalty-based crowdfunding offerings, such as AngelCruch, AngelClub and Dajiaotou. Market leaders such as dj.JD.com, an equity crowdfunding platform operated by JD.com, utilizes a lead-and-follow mechanism, where Institutional VC firms and angel funds will lead and manage the investment deals and allowing individual investors to participate on the same terms.

We believe that, by offering business incubation services, we attract high quality prospective projects with valuable services in addition to the funds that could be raised using our platform. We market these services, as well as the possibility that we may be able to introduce them to offline funding sources and potential business relationship through our formal and informal relationships. We believe that, because these additional services could assist the projects is developing their business, we will be able to attract more quality projects. We believe that we are one of the few platforms in the PRC market that provides high-quality business incubation services to entrepreneurs, although we are aware that there are a number of incubation facilities, including those with which we have a formal or informal relationship. By providing these value-added services, we believe that projects on our platform could have a better chance of success in both product development and completing a fundraising campaign.

Competitive Advantages

Integration Synergy by Combining Business Incubation Services With Crowdfunding Platform

Our business incubation services include providing additional business insight, operation advisory and product management assistance in a project’s product development, sales growing, operation efficiency as well as building more significant online presence and brand recognition. Our business incubation services also provide guidance and resources in ancillary services such as accounting and human resources to minimize corporate demands which are usually distractions faced by projects and their entrepreneurs. We believe this will translate to more successful projects as projects may now focus on their core business and driving sales, and in the long run, establish a strong brand reputation and attract a much larger number of backers. Projects enrolled in this service have a higher chance of success in both product development and completing a fundraising campaign. In turn, participants are more likely to see their rewards materialize. To the extent that our services can assist a project’s product development, sales and marketing and operating efficiencies, the project could become a more attractive project for participants. However, our services are consulting services, and we have no control over the operations of the company. We are hopeful that combining our business incubation services with our platform will translate to more successful projects.

Strategic Partnership with Prominent Funding Sources Such as Venture Capital Funds and Institutional Investors

Projects on our reward-based crowdfunding platform have access to additional perks that include meaningful introduction to relevant venture capital funds and institutional investors, for follow-on equity or debt-based financing. We believe that this aspect of our services allows our platform to attract the higher quality projects. In turn, access to additional and follow-on capital increases the success rate of projects in the long run. As such, we will cultivate a strong business reputation through a virtuous cycle of attracting higher quality projects that undergo higher success rates.

Strategic Partnership with Provincial and Regional Exchanges to Better and More Broadly Market our Platform to Interested Parties

Our strategic partnership with provincial and regional exchanges allow us to market our platform via exchange-sponsored public events targeting a broader group of individuals and entities who would potentially be interested in in participating in projects via our platform. We believe marketing our platform via exchange-sponsored public events is an effective way to increase the public exposure and brand recognition of our platform, since exchange-sponsored public events typically target a broader group of individuals and entities.

Higher Quality Projects From Incubators and HiTech Parks Operated by Higher-Education Institutes and Governments

University-sponsored incubators and hi-tech incubation parks sponsored by provincial or municipal governments have access to higher quality projects stemming from university research and/or attract better projects due to the government-backed incubation park infrastructure. Additionally, because they provide infrastructure and mentorship services to projects and entrepreneurs, these projects have more resources to succeed than those that are not part of a university incubator or government sponsored incubation park. These incubators and incubation parks, in turn, allow us and our users access to a pool of higher quality projects, via our working relationship with various university incubators and provincial-and-municipal-sponsored hi-tech incubation parks in Hangzhou, Guangzhou, Hong Kong, Macau, Taiwan, etc. We have collaborated with various quality projects from government-sponsored or university-sponsored incubators.

Experienced and Highly Qualified Team

Our team members have an average of eight years of experience in their respective fields of e-commerce, Internet finance, media, entertainment, design and technology and online marketing. Some members of our team previously work at other online giants such as Alibaba and Baidu, while others have ample experience in product development and marketing. Our CEO Mr. Yu Han has over 20 years of experiences in entertainment-related product development (e.g. game development and media-related products), in addition to a successful track record of launching various commercial platforms and service platforms. Mr. Han was previously the Chief Executive Officer of an online games platform named 2com established in 2009. Under Mr. Han’s leadership, the 2com platform had registered users of approximately 13 million. Mr. Han was also previously the CEO of http://www.zhkjcx.org/, a platform for small and mid-sized enterprises in Guangdong, Zhuhai, to innovate via business-to-business marketing and sales conduits — the platform while under Mr. Han’s leadership, had approximately 37,000 paid members who were enterprises.

Our Growth Strategy

Our goal is to establish our 5etou platform as a well-known reward-based crowdfunding platform recognized for quality projects in the PRC market. To reach our goal, our general strategy is the following: (1) attract an ongoing supply of high quality projects and companies to fundraise for capital on our platform, and (2) grow and maintain a loyal user base.

(1) Attract an ongoing supply of high quality projects and companies through deepening collaboration with sources of projects such as university incubators and government-sponsored incubation parks.  We identify and recruit high quality, viable projects through various incubation campuses of higher education institutions and high-tech incubation parks of municipal and provincial governments. Currently, we have access to various university incubators and provincial-and-municipal-sponsored hi-tech incubation parks in Hangzhou, Guangzhou, Hong Kong, Macau, Taiwan, etc. where our sponsors have identified viable and promising projects that have utilized our platform. We plan to collaborate with more incubators and hitech parks sponsored by higher educational institution, municipal and provincial governments, to recruit projects from these institutes to fundraise via our platform.

(2) Grow and maintain our user base via growing contributions in registered users to multiple projects on our platform, and targeted sales and marketing efforts to customers and users of some of our established crowdfunding customers.  We believe we have been successful in growing our user base by conducting more targeted sales and marketing efforts to the customers and users of our customers such as 163.com Games, Ping An Games, Global Gaming, SMI Corporation, etc. pursuant to relevant strategic or cooperative agreements. These customers are usually well established, well known companies with a larger and geographically broader, registered user base and casual online visitor volume, and are generally interested in developing high quality products in each of their product realms via crowdfunding. They have initiated projects to fundraise and have successfully completed fundraising via our platform; they feature these projects on their webpages with links to the project’s fundraising page on our 5etou platform, and thereby increasing online traffic to our platform and creating greater brand exposure.

Although the acquisition of business that are compatible with our business is a fundamental aspect of our long term growth strategy, we have no current plans to acquire any businesses or to engage in any businesses other than our current business as described in this prospectus.

Employees

As of October 25, 2016, we had an aggregate of 13 employees, all of which are full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Legal Proceedings

We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

Facilities/Property

Our principal executive office is located at Suite B1-901, No.198, Qidi Road, Xiaoshan District, Hangzhou, PRC, and the phone number is + 86-571-82213772. The principal executive office of Long Yun is located at Suite B1-901, No.198, Qidi Road, Xiaoshan District, Hangzhou, PRC with an annual rent at approximately $47,000. An unaffiliated third-party landlord will waive the annual rent payment if the Company satisfies certain annual obligations. The lease term is three years starting in February 1, 2016 and expiring in January 31, 2019, with an option of renewal.

REGULATIONS

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Industry and Information Technology, SAIC and their respective local offices. This section summarizes the principal PRC regulations related to our business.

Regulations on Crowdfunding Related Activities

Regulations on Operation of Online Crowdfunding Platform

The operation of an online crowdfunding platform includes provision of commercial internet information services via the Internet. Certain areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:

•	the State Secrecy Bureau;
•	the Ministry of Commerce, or the MOFCOM;
•	the Ministry of Culture, or the MOC;
•	the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry);
•	the Ministry of Public Security;
•	the State Administration of Foreign Exchange, or the SAFE;
•	the State Administration of Industry and Commerce, or the SAIC;
•	the State Administration of Press, Publication, Radio, Film and Television;
•	the National Copyright Administration, or the NCAC; and
•	the State Council Information Office.

The State Council issued the Administrative Measures on Internet Information Services, effective in September 2000, and amended in January 2011. Pursuant to these measures, “internet information services” refer to provision of internet information to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” A commercial internet information services operator must register for an ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China. The ICP License has a term of five years and can be renewed within 90 days before expiration.

Additionally, the Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts.

Online payment processing is an integral part of our platform business process. We use Union Mobile Pay, which is compliant with PRC laws regarding accepting payments and transmit the payments to a project, handling payments made to the projects raising money through our platform. Union Mobile Pay is subject to numerous regulations relating to such matters as privacy, receipt and transmission of payments and money laundering.

As the operation of an online crowdfunding platform includes provision of commercial internet information services and provision of Telecommunication Value Added Services Permit License, we believe that with respect to the operation of our 5etou platform, we have obtained from PRC authorities all required approval and license to operate the platform, including but not limited to, (1) the Internet Content Provider (ICP) License for our platform URL effective until March, 2020; and (2) the required VATS License obtained from the requisite regulatory branch in Zhejiang Province, effective until December 24, 2020. Both the ICP registration and VATS License may be renewed.

Regulations on Crowdfunding Activities

The PRC Crowdfunding Regulatory Realm

On March 5, 2016, the PRC government laid out its priorities for the year 2016, when Prime Minister Li Keqiang gave his annual state-of-the-nation report to the legislature, the National People’s Congress. Major areas of work for the PRC government in 2016 include encouraging more business startups, technological innovation and crowdfunding as some of its prerogatives emphasized that favorable government policies including employment-related and possible tax incentives will be promulgated to support business startups, technological innovation and crowdfunding, both on the national level and provincial and local level. According to Mr. Li, “[p]latforms will be created for crowd innovation, crowd support, crowdsourcing, and crowdfunding, and mechanisms will be built to encourage new types of business startups and innovation-making through cooperation between enterprises, institutions of higher learning, research institutes, and makers…” As such, we believe that (even though the) regulatory framework of internet-based fundraising, etc. has not been completely established, the PRC government is planning to promulgate a variety of industrial/incentive policies, to encourage innovation, business start-ups and crowdfunding economy.

Previously on July 18, 2015, People’s Bank of China and other nine ministries issued the Guiding Opinions on Promoting the Healthy Development of Internet Finance (No. 221 [2015], PBOC, hereinafter referred to as the “Guiding Opinions”) on promoting the sound development of internet-based financing. The Guiding Opinions attracted extensive attention from all circles of the society. According to the division of regulatory responsibilities for the Internet finance as specified in the Guiding Opinions, the China Securities Regulatory Commission (the “CSRC”) is accelerating the research and development of regulatory rules for the pilot program of equity crowd funding and actively promoting all preparations for the pilot program. In December 2014, proposed private equity-based crowdfunding rules (the “Draft Rules”) were promulgated by the Securities Association of China, an industry self-regulatory association. The Draft Rules are not yet finalized and have not been adopted.

On August 17, 2016, the China Banking Regulatory Commission (“CBRC”), the Ministry of Industry and Information Technology; the Ministry of Public Security and the State Internet Information Office jointly issued the Interim Measures for Administration of the Business Activities of Internet Borrowing Information Intermediary Agencies, or the Interim Measures. The Interim Measures are aimed to promote the healthy development of internet borrowing industry, prevent financial risks and protect investors' legitimate interests. The Interim Measures emphasize the role of peer-to-peer lending companies as financial information service intermediaries providing assessment and exchange of borrowing information for unrelated borrowers and lenders via internet platforms, and provided a negative list to draw the business boundaries of peer-to-peer lending companies, forbidding them from cash pooling, absorbing public savings or providing any form of guarantee for borrowers. The Interim Measures also set a ceiling for borrowers to control the size of loans on peer-to-peer platforms. To be specific, the borrowing balance of an individual borrower shall not exceed RMB 200,000 on a single peer-to-peer lending platform and RMB 1 million on different platforms. Similarly, the borrowing balance of a legal entity shall not exceed RMB 1 million on a single platform and RMB 5 million on different platforms. To better ensure the investors' money safety, peer-to-peer lending platforms are also required to have their investors' money deposited and managed by qualified banking institutions and to disclose information on the borrowers, financing projects and platform operation accurately on a timely basis. The Interim Measures took effect once promulgated, however, which provided a period of 12 months for any peer-to-peer lending companies established prior to the implementation of the Interim Measures to make rectification.

Regulations Prohibiting “Illegal Fundraising.”

PRC general securities regulations prohibit “illegal fundraising.” Under PRC securities laws, any individual or entity is prohibited from publicly selling securities without meeting statuary requirements and being approved by the securities regulatory authority under the State Council or any department as authorized by the State Council. Any activity meeting the following criteria constitutes “publicly selling”, 1) selling securities to the general public, 2) selling securities to more than 200 specific persons accumulatively; 3) other activity as prescribed by any law or administrative regulation. “Illegal fundraising” also has consequences under general PRC criminal laws, which defines any fundraising activity meeting the following criteria as “illegal fund raising”, 1) raising funds from general public or without the legal approval from relevant governmental authorities or under the disguise of lawful business operations, 2) publicizing by means of media, recommendation fairs, leaflets or mobile phone text messages, etc.; and 3) promising to repay the principal and interests or make payments in the form of currency, real objects, equities, etc. within a certain time limit. Further, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, effective January 2011, which provides that a public fundraising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals.

Regulations on Our Reward-Based Crowdfunding Activities in the PRC

As discussed above, the existing PRC crowdfunding rules and regulations are primarily focused on equity-based or debt-based crowdfunding. Our crowdfunding platform currently only provides reward-based crowdfunding in the PRC market, and do not provide equity-based or debt-based crowdfunding in the PRC market. We may provide donation-based crowdfunding in the future. There is no Chinese regulation currently in effect which specifically applies to reward-based or donation-based crowdfunding or requires special license or regulatory approval prior to conducting reward-based or donation-based crowdfunding activities in the PRC.

In addition, our contributors and entrepreneurs are limited to PRC residents and projects located in the PRC. We do not presently engage in crowdfunding offerings in the U.S. or to U.S. investors, and we have no plans to enter the crowdfunding market in the U.S., and therefore are not subject to any U.S. regulations governing securities-based crowdfunding such as Title III of the JOBS Act adopted formally and finally on October 30, 2015 in the U.S.

Since the crowdfunding industry is still at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits to those we currently have and to address new issues that arise from time to time. As a result, there are substantial uncertainties with respect to the interpretation and implementation of current and any future Chinese laws and regulations applicable to the crowdfunding industry. See “Risk Factors — General Risks Relating to our Business and Industry — If our activities are found to be treated by PRC regulatory authorities as unapproved and not exempt from securities regulations, we may be required to suspend our crowdfunding platform business and we may be subject to fines and administrative penalties.”

Regulations on Incubation Services and Finder’s Services

With respect to our business incubation and finder’s services, which is within the business scope set forth in Long Yun’s business license, we believe we have obtained all required licenses and governmental approvals. Unlike the United States, where either issuer is not allowed to pay a finder’s fee or broker’s fee for raising funds from either a public or private issuer, in the PRC, as long as the issuer is (a) not a public company, and (b) the fundraising transaction does not involve any “public offering” of equity or debt securities pursuant to PRC securities laws, a finder is not required to obtain any special administrative approval for receiving finder’s fee or broker’s fee for making business introductions or referrals, and assisting fundraising in private financing transactions. Under PRC securities laws, “securities” refers to publicly-issued stock, privately-issued stock by a public company, company bonds, listed government bonds, listed securities investment fund units, securities derivatives and other securities identified by the State Council of the PRC. Pursuant to PRC securities laws, a non-public issuer conducting private financings of either equity or loan, is a financing transaction that does not involve “an offer or sale of securities,” and thus such a non-public issuer may pay a finder’s fee to us, and we may receive a finder’s fee without any special administrative approval.

Provisions on Foreign Investment

All limited liability companies and joint stock limited companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on December 28, 2013 and came into effect on March 1, 2014. In the latest amendment, paid-in capital registration, minimum requirement of registered capital and timing requirement of capital contribution were abolished. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, as amended on March 10, 2015, which came into effect on April 10, 2015. The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. According to the Catalogue, rewards based crowd funding, charity based crowdfunding, business incubation services, and business advisory services sectors are neither restricted nor prohibited.

Foreign Ownership Restrictions

Foreign direct investment in telecommunications companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which limit foreign ownership of companies that provide value-added telecommunications services, including Internet content provision, to 50% of the outstanding equity.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT Circular 2006. The MIIT Circular 2006 requires that (i) foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic ICP license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of telecommunications business in China; (iii) ICP license holders (including their shareholders) must directly own the domain names and registered trademarks they use in their daily operations; (iv) each ICP license holder must have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license and (v) all value-added telecommunication service providers must improve the network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing ICP license holders would conduct a self-assessment of their compliance with the Notice and to submit status reports to the MIIT before November 1, 2006, and may revoke the operating licenses of those who fail to comply with the above requirements and fail to rectify such non-compliance within the limited period set by provincial communications administration bureaus. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the Notice will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures.

In order to comply with such foreign ownership restrictions, we operate our business in China through Long Yun, which is owned 85% by Mr. Yu Han and 15% by Ms. Koulin Han, and controlled by WFOE through a series of contractual arrangements. In the opinion of our PRC legal counsel, Guantao Law Firm, except as otherwise disclosed in this prospectus, our ownership structure comply with existing PRC laws and regulations.

Information Security

Internet content in China is regulated and restricted from a state security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit using the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

PRC Regulation of Intellectual Property Rights

The State Council and the NCAC have promulgated various rules and regulations and rules relating to protection of software in China. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with Copy Protection Center of China or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013, respectively, with its implementation rules adopted in 2002 and reivsed in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on the use of Internet to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators, like our platform, from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Additionally, under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly store users’ personal information, and in case of any leak or potential leak of users’ personal information, the ICP service operator must take immediate remedial measures and, in extraordinary circumstances, report immediately to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People's Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of users’ personal information are subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also maintain such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. We require our users to accept a user agreement whereby they agree to provide certain personal information to us, and have established information security systems to protect users’ privacy.

Intellectual Property

We rely on a combination of copyright, trade secret and other rights, as well as confidentiality procedures and contractual provisions to protect our technology, processes and other intellectual property. We own and operate, through Long Yun, the intellectual property underlying our crowdfunding platform. Although the protection afforded by copyright, trade secret and trademark law, written agreements and common law may provide some advantages, these statutory protections along with non-disclosure agreement with our employees may not be adequate to enable us to protect our intellectual property. The intellectual property laws in China are not as strong as those in the United States. Further, others can develop comparable technologies or can design intellectual property. The enforcement of intellectual property rights in China is difficult and, if we seek to commence litigation against any alleged infringer, there is no assurance that we will prevail. Even though intellectual property is not one of our competitive advantages compared to other crowdfunding platforms, it is an essential aspect of our platform operation.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees.

The following individuals are members of the Board and executive management of the Registrant.

Name	Age	Position(s)
Yu Han	40	Chief Executive Officer; Chairman and sole Director
Xiaohua Gu	43	Chief Financial Officer
Chao Fu Chen	50	Chief Operating Officer

The following is a brief biography of each of our executive officers and directors:

Mr. Yu Han has been our CEO since August 1, 2016. He has been the CEO of Long Yun, our VIE Entity since October 2014. From June 2009 to August 2014, he was the CEO of Hangzhou Zifu Network Technology CO., Ltd. After working for 20 years in corporate operation and investment, and having developed and operated many successful online platforms, such as: Zhuhai Small and Medium Business Service Platform, Shi Shi Online Clothing Market Platform, 2COM Game Platform, Shell Virtual Asset Management Platform, Mr. Han is well qualified for this position. Mr. Han graduated from China Logic and Linguistics University and majored in Business Administration.

Mr. Xiaohua Gu has been our CFO since August 1, 2016. Mr. Gu is well suited for this position with more than 10 years of experience in financial auditing and accounting. Mr. Gu has been the CFO of Long Yun since October 2015. From July 2006 to February 2010, Mr. Gu was the Hangzhou branch manager of the KPMG Consulting (China) CO., Ltd. From March 2010 to February 2012, Mr. Gu Xiaohua was the partner of RichLink International Investment Co., Ltd. From March 2012 to present, Mr. Gu Xiaohua has been a Director of China Education Group, Associate Director of HEP CPA Shanghai Branch and a Director of Hailiang Education Group Inc. Mr. Gu holds a Master’s Degree in Newcastle University and a Master’s Degree in Finance in Leeds Metropolitan University.

Mr. Chao Fu Chen has been our COO since August 1, 2016. Mr. Chen is well qualified for this position because he has many years operating and management experience in internet and technology companies. From January 2015 to present, Mr. Chen has been the COO of our Long Yun. From 2010 to 2015, he was the Independent Director of Japan Raikoku Company Limited. Mr Chen holds a Bachelor Degree from Chung Yuan Christian University for Business Administration.

Pursuant to our articles of association as we expect them to be amended and become effective upon completion of this offering, the minimum number of directors shall consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

For additional information see “Description of Share Capital — Directors”.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Director Independence

Our Board of Directors has determined that we currently do not have any independent director as that term is defined in the listing standards of the NYSE MKT. We intend to appoint independent directors upon initial closing of this offering as required by the listing standard of NYSE MKT.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (a) statutory duties, (b) fiduciary duties, and (iii) common law duties. The Companies Law (2013 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

The Board of Directors of the Registrant, which comprises of sole Director, Mr. Yu Han will be making all determinations regarding executive officer compensation. The Registrant first started hiring executives in August 2016.

Audit Committee, Compensation Committee, and Nominating Committee and Corporate Governance Committee

Upon the initial closing of this offering, our Board of Directors will have an Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended March 31, 2016 and 2015 earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers in 2015 whose total compensation exceeded $100,000 (the “named executive officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Yu Han CEO of Dragon Victory International Ltd. and Long Yun,	2016	2,400	0	0	0	0	0	0	2,400
	2015	0	0	0	0	0	0	0	0

Xiaohua Gu CFO of Dragon Victory and CFO of Long Yun	2016	0	0	0	0	0	0	0	0
	2015	0	0	0	0	0	0	0	0

Chao Fu Chen COO of Dragon Victory and Long Yun	2016	0	0	0	0	0	0	0	0
	2015	0	0	0	0	0	0	0	0

Agreements with Named Executive Officers

On August 1, 2016, we have entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Mr. Yu Han, our CEO, provides his term as August 1, 2016 to July 31, 2019, with an annual salary of $240,000.

Our employment agreement with Mr. Xiaohua Gu, our CFO, provides his term as August 1, 2016 to July 31, 2019, with an annual salary of $120,000.

Our employment agreement with Mr. Chao Fu Chen, our COO, provides his term as August 1, 2016 to July 31, 2019, with an annual salary of $96,000.

Compensation of Directors

For the fiscal years ended March 31, 2016 and 2015, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of the ADSs offered in this offering for

•	each of our directors and executive officers who beneficially own our ordinary shares; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 100,000,000 ordinary shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes      ordinary shares outstanding immediately after the completion of this offering.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering		Percentage of Votes Held After this Offering
	Number	Percent	Number	Percent	Percent
Directors and Executive Officers:
Yu Han*	85,000,000	85%	—	—	%
5% Shareholders:
Koulin Han**	15,000,000	15%	—	—	%

*	Mr. Yu Han is the 100% owner of Honesty Heart Ltd. which holds 85,000,000 shares of ordinary shares.
**	Ms. Koulin Han is the 100% owner of Destiny Links Management Ltd. that holds 15,000,000 shares of ordinary shares. There is no familial relationship nor business relationship between Mr. Yu Han and Ms. Koulin Han except they are both being the current joint stockholder of our Company.

History of Share Capital

We were incorporated in the Cayman Islands as an exempted company with limited liability on June 19, 2015. On the date of our incorporation, we issued 100,000,000 ordinary shares to certain founders In January 2016, all these founder shareholders (except Honesty Heart Ltd., a BVI company 100% owned by Mr. Yu Han (“Honesty Heart”)) transferred their shares to Honesty Heart and Destiny Links Management Ltd., a BVI company 100% owned by Ms. Koulin Han (“Destiny Links”). As a result, Mr. Yu Han, our affiliate, beneficially owns 85% of our ordinary shares via Honesty Heart Ltd., and Koulin Han beneficially owns 15% of our ordinary shares via Destiny Links Management Ltd. Neither the original transaction pursuant to which the Company completed its first sale of securities nor the subsequent founder shareholders’ sale to Mr. Yu Han and Ms. Koulin Han were in reliance upon Regulation S of the Securities Act, since the Company was not subject to U.S. securities law at the time of the sales. For detailed discussion, please see “Item 7. Recent Sales of Unregistered Securities.”

As of the date of this prospectus, our authorized share capital consists of US$50,000 divided into 5,000,000,000 ordinary shares, par value US$0.00001 per share. Holders of ordinary shares are entitled to one vote per share. We will issue ordinary shares represented by our ADSs in this offering.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Upon completion of this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, Mr. Yu Han will hold     % of the combined total of our outstanding ordinary shares. If the underwriters exercise their over-allotment option to purchase additional ADSs in full, upon completion of this offering, Mr. Yu Han will hold     % of the combined total of our outstanding ordinary shares. Following the completion of this offering, Mr. Yu Han will continue to have the power to act alone in approving any action requiring a vote of the majority of our ordinary shares and to elect all of our directors.

Contractual Arrangements with WFOE, Long Yun and Its Shareholders

To comply with PRC laws restricting foreign ownership in the crowdfunding business in China, we conduct our crowdfunding business through Hangzhou Long Yun Network Technology Co., Ltd., a VIE entity that we control through a series of contractual arrangements between our PRC subsidiary WFOE, Long Yun and its shareholders, Mr. Yu Han, and Ms. Koulin Han. Such contractual arrangements provide us (i) the power over Hanghzhou Long Yun, (ii) the exposure or rights to variable returns from our involvement with Long Yun, and (iii) the ability to affect those returns through use of our power over Long Yun to affect the amount of our returns. Therefore, we control Long Yun. For a description of these contractual arrangements, see “Business — Our History and Corporate Structure”.

Payment of Dividend

See “Dividend Policy”.

Material Transactions with Related Parties

Advances to Related Parties

As of March 31, 2015, outstanding advances that the Company had made to Mr. Yu Han, our CEO, was $277,517. The advance is due on demand and non-interest bearing. This loan has been fully repaid by October 9, 2016.

As of March 31, 2016, outstanding advances that the Company had made to Mr. Yu Han, our CEO, was $767,300. The advance is due on demand and non-interest bearing. This loan has been fully repaid by October 9, 2016.

Advances and Loans from Related Parties

From November 2014 to February 2015, JiaXing YiTou ShangMa Investment Ltd. Partnership, an entity that the Company holds a 10% ownership in, loaned the Company in the aggregate, approximately $818,451 with 6% interest per annum and repayment period of 2 years, in a series of transactions. This loan was used for the Company’s business operation at its inception. During the same period, the Company made repayment of $0.

From December 2014 to March 2015, Mr. Yu Han, the Company’s CEO, made a due-on-demand and non-interest bearing loan to the Company. As of March 31, 2015, the outstanding loan payable to Mr. Yu Han is $47,446.

For the year ended March 31, 2016, Mr. Yu Han, the Company’s CEO, made due-on-demand and non-interest bearing loans of $162,228 to the Company. As of March 31, 2015, the outstanding loan payable to Mr. Yu Han is $162,228.

Accounts receivables from related parties

As of March 31, 2016, accounts receivable from Hangzhou ZiFu Network Technology Co. Ltd., an entity controlled by our principal shareholder Mr. Yu Han and under common control with the Company is $451,459. This is paid off as of October 9, 2016.

Employment Agreements

See “Management — Employment Agreements”.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum and articles of association are summaries and do not purport to be complete. Reference is made to our amended memorandum and articles of association, which will become effective upon completion of this offering, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Law (2013 Revision) of the Cayman Islands, or the Cayman Companies Law, on June 19, 2015. A Cayman Islands exempted company:

•	is a company that conducts its business mainly outside the Cayman Islands;
•	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);
•	does not have to hold an annual general meeting;
•	does not have to make its register of members open to inspection by shareholders of that company;
•	may obtain an undertaking against the imposition of any future taxation.
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;.
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Each holder of our ordinary shares will be entitled to receive a certificate in respect of such ordinary shares. Our shareholders may freely hold and vote their ordinary shares. We may not issue shares or warrants to bearer.

Our authorized share capital is US$50,000 divided into 5,000,000,000 ordinary shares, par value US$0.00001 per share. Subject to the provisions of the Cayman Companies Law and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Law. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Dividends

Subject to the provisions of the Cayman Companies Law and any rights for the being attaching to any class or classes of shares, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Subject to the provisions of the Cayman Companies Law and any rights for the being attaching to any class or classes of shares, our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Law regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest against us.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of share capital

Subject to the Cayman Companies Law, our shareholders may, by ordinary resolution:

(a) increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b) consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c) convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d) sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e) cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Law and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on shares and forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten per cent. per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a) either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b) whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the calls and forfeiture provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within fourteen days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Untraceable Shareholder

Subject to the Cayman Companies Law, we may sell, subject to certain conditions, any share of a shareholder who cannot be traced if, during a period of twelve years, at least three cash dividends in respect of the share have become payable and no such dividend during that period has been claimed.

Forfeiture or surrender of shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than fourteen clear days' notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary of us and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share premium account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Law.

Redemption and purchase of own shares

Subject to the Cayman Companies Law and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors:

(a) issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorised by the Cayman Companies Law, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Subject to the restrictions contained in our articles, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in any usual or common form or any other form approved by our board of directors, executed by or on behalf of the transferor (and, if in respect of a nil or partly paid up share, or if so required by our directors, by or on behalf of the transferee).

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

(a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of ordinary shares;

(c) the instrument of transfer is properly stamped, if required;

(d) the ordinary share transferred is fully paid and free of any lien in favor of us;

(e) any fee related to the transfer has been paid to us; and

(f) the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days' notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. However, the registration of transfers may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Cayman Companies Law to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Law to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten per cent. of our paid up voting share capital deposited in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days' after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least fourteen days’ notice of an extraordinary general meeting and twenty-one days' notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Law and with the consent of the shareholders who, individually or collectively, hold at least ninety per cent. of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

The presence of one third of the shareholders, whether in person or represented by proxy, shall constitute a quorum at a general meeting.

If, within fifteen minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten per cent. of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

The remuneration of the directors shall be determined by the shareholders by ordinary resolution, except that the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a) he is prohibited by the law of the Cayman Islands from acting as a director;

(b) he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c) he resigns his office by notice to us;

(d) he only held office as a director for a fixed term and such term expires;

(e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Powers and duties of directors

Subject to the provisions of the Cayman Companies Law, our memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. However, to the extent allowed by the Cayman Companies Law, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorised signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a) the giving of any security, guarantee or indemnity in respect of:

(i) money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii) a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b) where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c) any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d) any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e) any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Law) indemnities in favour of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of any thing to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalisation of profits

The directors may resolve to capitalise:

(a) any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b) any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalised must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Law, pass a special resolution allowing the liquidator to do either or both of the following:

(a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our shareholders, a statement of the shares held by each shareholder, and of the amount paid or agreed to be considered as paid, on the shares of each shareholder;
•	the date on which the name of any person was entered on the register as a shareholder; and
•	the date on which any person ceased to be a shareholder.

Under Cayman Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Law is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Law and the current Companies Act of England. In addition, the Cayman Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Law applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a) the statutory provisions as to the required majority vote have been met;

(b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d) the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a) an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b) an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c) an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Companies Law, our directors may only exercise the rights and powers granted to them under our articles for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman law, a director owe three types of duties to the company: (a) statutory duties, (b) fiduciary duties, and (iii) common law duties. The Cayman Companies Law imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting.

However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than five per cent of our paid up voting share capital deposited in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days' after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Law, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles, the office of a director may be terminated forthwith if (a) he is prohibited by the law of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Companies Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Companies Law does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Companies Law and our articles, our company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Companies Law and our articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Law, our articles may only be amended by special resolution of our shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

    , as depositary, will register and deliver the ADSs which you will be entitled to receive in the Offering. Each ADS will represent      ordinary shares (or a right to receive     ordinary shares) deposited with the custodian, as custodian for the depositary under the deposit agreement among us, the depositary and the holders of the ADSs.

You may hold ADSs either (a) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (b) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are. Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs, and Cayman Islands law governs the rights of the holders of our ordinary shares.

The depositary’s office is located at     .

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the ordinary shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will convert any cash dividends or other cash distributions into U.S, dollars if it can do so on a reasonable basis and can transfer the U.S. dollars distribute any United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Any distribution will be subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders as described above and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.
•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.
•	Rights to purchase additional shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.
•	Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

We cannot assure you that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by us or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. In the case of certificated ADSs, delivery will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;
•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary will, after consultation with us if practicable, fix record dates (which shall be as close as practicable to the corresponding record dates set with respect to the underlying shares) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,
•	to give instructions for the exercise of voting rights at a meeting of holders of shares,
•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or
•	to receive any notice or to act in respect of other matters, all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, the depositary will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$ per ADR or ADRs for transfers of certificated or direct registration ADRs;
•	a fee of up to US$ per ADS for any cash distribution made pursuant to the deposit agreement;
•	a fee of up to US$ per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
•	reimbursement of such fees, charges and expenses incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
•	stock transfer or other taxes and other governmental charges;
•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities, or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;
(2)	distribute additional or amended ADRs;
(3)	distribute cash, securities or other property it has received in connection with such actions;
(4)	sell any securities or property received and distribute the proceeds as cash; or
(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days, notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such substantial existing right of ADR holders include the ADR holders’ rights to participate and vote in general meetings, to vote on increase in fees on the ADRs, and to vote on the introduction of new fees on the ADRs. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended.

Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issuance, registration, registration of transfer, split-up, combination or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;
•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including, without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and
•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China (including the Hong Kong Special Administrative Region) or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);
•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;
•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;
•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs or any other person believed by it to be competent to give such advice or information; or
•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation, laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of     .

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (a “pre-release”). Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to 30% of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs and
•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding ADSs representing approximately     % of our ordinary shares in issue if the ADSs are offered and sold at the minimum offering amount, and approximately     % of our ordinary shares in issue if the ADSs are offered and sold at the maximum offering amount. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the NYSE MKT, a regular trading market for our ADSs may not develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed that we will not offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our ordinary shares or ADSs or any securities that are convertible into or exercisable or exchangeable for our ordinary shares or ADSs, or file any registration statement with the SEC relating to the offering of any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8) without the prior written consent of the underwriter for a period ending 180 days after the closing of the offering, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, executive officers and existing beneficial owners of 5% or more of our outstanding ordinary shares has agreed, subject to some exceptions, not to offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs or make any demand for or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs, without the prior written consent of the underwriter for a period ending 180 days after the closing of the offering. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or existing beneficial owners of 5% or more of our outstanding ordinary shares may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and our existing beneficial owners of 5% or more of our outstanding ordinary shares, such extension is waived by the underwriter.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately shares immediately after this offering; or
•	the average weekly trading volume of the ADSs representing our ordinary shares on the NYSE MKT during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

Material Tax Consequences Applicable to U.S. Holders of Our ADSs

The following sets forth the material U.S. federal income tax consequences related to an investment in our ADSs. It is directed to U.S. Holders (as defined below) of our ADSs and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ADSs or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Ellenoff, Grossman & Schole LLP, our U.S. Tax counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of Guantao Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of PRC Enterprise Taxation below.

The following brief description applies only to U.S. Holders (defined below) that hold ADSs as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Dragon Victory International Limited does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Dragon Victory International Limited and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Dragon Victory International Limited, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Dragon Victory International Limited and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Guantao Law Offices, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a “resident enterprise” for PRC tax purposes because they do not meet some of the conditions outlined in SAT Notice 82. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Risk Factors — Risks Related to Doing Business in China — Under the enterprise Income Tax Law, we may be classified as a “Resident enterprise” of China.”

Our company pays an EIT rate of 25% for Long Yun (or $164,817 in the year ended March 31, 2016, the year we started generating revenue). Any gain or loss recognized by you generally will be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the tax treaty between the United States and PRC, you may elect to treat such gain as PRC source gain under such treaty and, accordingly, you may be able to credit the PRC tax against your United States federal income tax liability.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to our by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ADSs and ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, as the case may be, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ADSS TO CONSULT THEIR OWN TAXADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAXCONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ADSS.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;
•	financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to mark-to-market;
•	U.S. expatriates;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding our ADSs as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our voting shares (including by reason of owning our ADSs);
•	persons who acquired our ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or
•	persons holding our ADSs through partnerships or other pass-through entities.

For U.S. federal income tax purposes, persons who own our ADSs are generally considered to own the Ordinary Shares underlying any ADSs they own. Therefore, references to “ADSs” below should also be considered references to our Ordinary Shares for U.S. federal income tax purposes. The discussion set forth below is addressed only to U.S. Holders that purchase ADSs in this offering.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ADSs.

Taxation of Dividends and Other Distributions on our ADSs

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ADSs (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ADSs are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ADSs are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE MKT. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ADSs will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ADSs

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ADSs from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2016 taxable year or for any subsequent year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Long Yun as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Long Yun, and as a result, we are treating Long Yun as our wholly-owned subsidiary for U.S. federal income tax purposes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ADSs and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ADSs and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ADSs may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ADSs from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ADSs, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs.

If we are a PFIC for any taxable year during which you hold ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs cannot be treated as capital, even if you hold the ADSs as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) ADSs and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ADSs” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NYSE MKT. If the ADSs are regularly traded on the NYSE MKT and if you are a holder of ADSs, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs, including regarding distributions received on the ADSs and any gain realized on the disposition of the ADSs.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ADSs, then such ADSs will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs and proceeds from the sale, exchange or redemption of our ADSs may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ADSs, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs.

Plan of Distribution

We expect to enter into an underwriting agreement with Network 1 Financial Securities, Inc., as the underwriter named therein, with respect to the ADSs in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell a minimum offering amount of      ADSs and a maximum offering amount of      ADSs on a best efforts basis. The offering is being made without a firm commitment by the underwriter, which has no obligation or commitment to purchase any securities. The underwriter is not required to sell any specific number of dollar amount of ADSs but will use its best efforts to sell the ADSs offered.

We do not intend to close this offering unless we sell at least a minimum number of ADS, at the price per ADS set forth on the cover page of this prospectus, to result in sufficient proceeds to list our ADSs on the NYSE MKT. We plan to apply to list our ADSs on the NYSE MKT under the symbol“   ”. Because this is a best efforts offering, the underwriter does not have an obligation to purchase any securities, and, as a result, we may not be able to sell the minimum number of ADSs. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our ADSs is raised, or (ii) 90 days from the date of this prospectus, or the expiration date. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

We expect that delivery of the ADSs will be made to investors through the book-entry facilities of The Depository Trust Company.

The underwriting agreement provides that the obligation of the underwriter to sell the ADSs, on a best efforts basis, is subject to certain conditions precedent, including but not limited to (1) obtaining listing approval on the NYSE MKT, (2) delivery of legal opinions and (3) delivery of auditor comfort letters. The underwriter is under no obligation to purchase any ADSs for its own account. To list on the NYSE MKT, we are required to satisfy the financial and liquidity requirements of NYSE MKT under the NYSE MKT Listing Rules. To list on the NYSE MKT, we are required to satisfy the financial and liquidity requirements of NYSE MKT under the NYSE MKT Listing Rules. To qualify for listing, we will need to meet the pre-tax income standard requirements of having net income of $750,000, total shareholders’ equity of above US$4 million in the most recent fiscal year, having at least 400 round lot holders, a minimum bid price of $3 per ADS, a minimum of 1 million publicly-held shares, the market value of publicly held ADSs of at least US$3 million, in addition to meeting the board independence requirement. We plan to apply to list our ADSs on the NYSE MKT. Trading in the ADSs will commence within five days after the date of the initial issuance of ADSs pursuant to this prospectus. As an offering on a best efforts basis, there can be no assurance that the offering contemplated hereby will ultimately be consummated. The underwriter may, but is not obligated to, retain other selected dealers that are qualified to offer and sell the shares and that are members of the Financial Industry Regulatory Authority, Inc.

Discounts, Commissions and Expenses

We have agreed to pay the underwriter a fee equal to     % of the gross proceeds of the offering from investors introduced by the underwriter and a fee equal to     % of the gross proceeds of the offering from investors introduced by us.

We have agreed to pay a non-accountable expense allowance to the underwriter of     % of the first US$     million of the gross proceeds of the offering. We have agreed to pay the underwriter’s reasonable out-of-pocket expenses (including fees and expenses of the underwriter’s counsel, fees, expenses and disbursements relating to background checks of     ’s officers and directors not exceeding US$     in the

aggregate, and preparation of printed documents for closing and deal mementos with costs not exceeding US$    ) incurred by the underwriter in connection with this offering up to US$    . We have paid an advance of US$     to the underwriter to be applied to the underwriter’s anticipated out-of-pocket expenses. The advance will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C). We have also agreed to grant to the underwriter a warrant covering a number of ADSs equal to   % of the aggregate number of the ADSs sold in the offering. The underwriter warrants will be exercisable, in whole or in part, during a period commencing on a date that is six months after the closing of the offering and will expire on the three-year anniversary of the closing of the offering. The underwriter warrants will be exercisable at a price equal to    % of the offering price and shall not be redeemable. We will register the shares underlying the underwriter warrants and will file all necessary undertakings in connection therewith. The underwriter warrants may not be sold, transferred, assigned, pledged or hypothecated for a period beginning from SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part (in accordance with FINRA Rule 5110), until 180 days after the closing of the offering, except that they may be assigned, in whole or in part, to any successor, officer, manager, member, or partner of the underwriter, and to members of the syndicate or selling group and their respective officers, managers, members or partners. The underwriter warrants may be exercised as to all or a lesser number of shares, will provide for cashless exercise and will contain provisions for one demand registration of the sale of underlying shares at our expense, an additional demand registration at the underwriter warrants’ holders’ expenses, and unlimited “piggyback” registration rights at our expense for a period of three years after the closing of the offering. The demand for registration may be made at any time one year after the closing of the offering but no later than three years after the closing of the offering.

We have agreed to pay our expenses related to the offering. We estimate that our total expenses related to this offering, excluding the estimated commissions to the underwriter and payment of the underwriter’s expenses referred to above, will be approximately US$    .

Except as disclosed in this prospectus, the underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

The table below shows the per ADS and total commissions that we will pay to the underwriter.

	Minimum offering amount		Maximum offering amount
	Per ADS	Total	Per ADS	Total
Commissions to the underwriter ( %) for sales to investors introduced by the underwriter	US$	US$	US$	US$
Commissions to the underwriter ( %) for sales to investors introduced by us	US$	US$	US$	US$
Total	US$	US$	US$	US$

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the representatives, during the period ending 180 days after the closing of the offering (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or
•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8);

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

Each of our directors, executive officers and existing beneficial owners of 5% or more of our outstanding ordinary shares has agreed that, subject to certain exceptions, such director, executive officer or beneficial owner of 5% or more of our outstanding ordinary shares will not, without the prior written consent of the underwriter, during the restricted period:

•	offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or
•	make any demand for or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

Prior to this offering, there has been no public market for the ADSs. The initial public offering price will be determined by negotiations between us and the underwriter. In determining the initial public offering price, we and the underwriter expects to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and
•	other factors deemed relevant by the underwriter and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriter can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriter may be required to make for these liabilities.

Terms of the Offering

We are offering, on a best efforts basis, a minimum of      ADSs and a maximum of      ADSs. The offering is being made without a firm commitment by the underwriter, which has no obligation or commitment to purchase any securities. The underwriter is not required to sell any specific number of dollar amount of ADSs but will use its best efforts to sell the ADSs offered. The ADSs are being offered for a period not to exceed 90 days. If the minimum offering amount is not raised within 90 days from the date of this prospectus, all subscription funds from the escrow account will be returned to investors promptly without interest (since the funds are being held in a non-interest bearing account) or deduction of fees. The offering may terminate on the earlier of (i) any time after the minimum offering amount of our ADSs is raised, or (ii) 90 days from the date of this prospectus. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

Deposit of Offering Proceeds

The proceeds from the sale of the ADSs in this offering will be deposited in a separate (limited to funds received on behalf of us) non-interest bearing bank account at the branch of      established by the Escrow Agent, or the Escrow Account. The purpose of the Escrow Account is for (i) the deposit of all subscription monies (checks or wire transfers) which are received by the underwriter from prospective purchasers of the our offered ADSs and are delivered by the underwriter to the Escrow Agent, (ii) the holding of amounts of subscription monies which are collected through the banking system, and (iii) the disbursement of collected funds.

The underwriter shall promptly deliver to the Escrow Agent all funds in the form of checks or wire transfers which it receives from prospective purchasers of our ADSs by the end of the next business day following receipt where internal supervisory review is conducted at the same location at which subscription documents and funds are received. Simultaneously with each deposit to the Escrow Account, the underwriter shall inform the Escrow Agent about the subscription information for each prospective purchaser. Upon the Escrow Agent’s receipt of such monies, they shall be credited to the Escrow Account. All checks delivered to the Escrow Agent shall be made payable to “    ” The Escrow Agent shall not be required to accept for credit to the Escrow Account or for deposit into the Escrow Account checks which are not accompanied by the appropriate subscription information. Wire transfers representing payments by prospective purchasers shall not be deemed deposited in the Escrow Account until the Escrow Agent has received in writing the subscription information required with respect to such payments.

No interest will be available for payment to either us or the investors (since the funds are being held in a non-interest bearing account). All subscription funds will be held in trust pending the raising of the minimum offering amount and no funds will be released to us until the completion of the offering. Release of the funds to us is based upon the Escrow Agent reviewing the records of the depository institution holding the escrow to verify that the funds received have cleared the banking system prior to releasing the funds to us. All subscription information and subscription funds through checks or wire transfers should be delivered to the Escrow Agent. Failure to do so will result in subscription funds being returned to the investor. In event that the offering is terminated, all subscription funds from the escrow account will be returned to investors. We have appointed, an independent third party, as our Escrow Agent.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on the websites maintained by the underwriter. In addition, ADSs may be sold by the underwriter to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia.  This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the ADSs has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the ADSs under this prospectus may only be made to persons: (i) to whom it is lawful to offer the ADSs without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the ADSs sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada.  The ADSs may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands.  This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

European Economic Area.  In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or
•	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.  The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in

Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel.   In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;
•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;
•	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
•	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
•	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;
•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;
•	a project capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);
•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and
•	an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Japan.  The underwriter will not offer or sell any of the ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

People’s Republic of China.  This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore.  This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

(a) a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1) to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares,

(2) debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(3) where no consideration is or will be given for the transfer; or

(4) where the transfer is by operation of law.

Taiwan.  The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

Switzerland.  The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

United Arab Emirates and Dubai International Financial Centre.  This offering of the ADSs has not been approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, the Emirates

Securities and Commodities Authority or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or the DFSA, a regulatory authority of the Dubai International Financial Centre, or the DIFC. This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, respectively, or otherwise.

The ADSs may not be offered to the public in the UAE and/or any of the free zones. The ADSs may be offered and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

United Kingdom.  An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriter in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to United States Federal and New York State law in connection with this offering will be passed upon for us by Hunter Taubman Fischer & Li LLC (“Hunter Taubman”). The underwriters are being represented by      with respect to legal matters of United States federal and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Guantao Law Firm and for the underwriters by     . We are being represented by Ellenoff Grossman & Schole LLP solely with respect to U.S. federal income tax laws.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

EXPERTS

The consolidated financial statements as of March 31, 2016 and 2015 included in this prospectus have been so included in reliance on the report of WWC P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of WWC P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the ordinary shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 and a registration statement on Form F-6, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs offered by this prospectus, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

We will furnish to     , as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of Dragon Victory International Limited

We have audited the accompanying consolidated balance sheets of Dragon Victory International Limited as of March 31, 2016 and 2015 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dragon Victory International Limited as of March 31, 2016 and 2015 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

San Mateo, California August 19, 2016	WWC, P.C. Certified Public Accountant

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At March 31, 2016	At March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$2,480	$46,333
Trade accounts receivable	57,848	—
Other receivables and prepayments	251,288	48,651
Related party receivables	1,556,854	726,419
Deferred tax asset	—	66,934
Total current assets	1,868,470	888,337
Non-current assets
Investment	77,545	101,342
Property, plant and equipment, net	52,888	65,336
Intangible assets, net	1,135	837
Other assets	10,888	11,990
TOTAL ASSETS	2,010,926	1,067,842
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	28,534	27,257
Taxes payable	188,167	36
Accrued liabilities and other current liabilities	64,959	33,346
Related party payable	258,984	1,218,691
Capital lease – current portion	16,672	38,718
Total current liabilities	557,316	1,318,048
TOTAL LIABILITIES	557,316	1,318,048
COMMITMENTS & CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY
Ordinary Shares, $0.00001 par value, 5,000,000,000 shares authorized; 100,000,000 shares issued and outstanding as of March 31, 2016 and 2015, respectively	1,000	1,000
Additional paid-in capital	1,053,607	—
Statutory reserves	65,331	—
Retained earnings/(losses)	337,281	(250,240)
Accumulated other comprehensive loss	(3,609)	(966)
TOTAL STOCKHOLDER’S EQUITY	1,453,610	(250,206)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,010,926	$1,067,842

See Accompanying Notes to the Financial Statements and Accountant’s Report

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	March 31, 2016	March 31, 2015
Revenues	$1,662,406	$—
Operating expenses
Selling, general and administrative expenses	983,783	296,148
Total Operating expenses	983,783	296,148
Income (Loss) from operation	678,623	(296,148)
Other income (expenses):
Gain on sale of investments	230,202	—
Impairment on investments	(30,118)	—
Shared loss from equity method investments	—	(2,082)
Other income	1,141	—
Other expenses	(459)	—
Interest income	163	84
Interest expense	(61,883)	(18,735)
Total other income (expenses)	139,046	(20,733)
Income (loss) before tax	817,669	(316,881)
Income tax	(164,817)	66,641
Net income (loss)	$652,852	$(250,240)
Other comprehensive income (loss):
Foreign currency translation loss	(3,609)	(966)
Comprehensive income (loss)	$649,243	$(251,206)
Earnings per share
Basic	$0.007	$-0.003
Diluted	$0.007	$-0.003
Weighted average shares outstanding
Basic	100,000,000	100,000,000
Diluted	100,000,000	100,000,000

See Accompanying Notes to the Financial Statements and Accountant’s Report

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	March 31, 2016	March 31, 2015
Cash flows from operating activities
Net income/(loss)	$652,852	$(250,240)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	26,358	698
Gain on sale of investments	(230,202)	—
Impairment on investments	30,118	—
Loss from equity method investments	—	2,082
Changes in assets and liabilities	—	—
Increase in accounts receivables	(59,040)	—
Increase in other receivables and prepayments	(209,425)	(48,439)
Increase in related party receivables	(529,875)	(54,681)
(Increase)/decrease in deferred tax asset	64,713	(66,641)
(Increase)/decrease in other assets	481	(11,938)
Increase in accounts payables	14,257	—
Increase in taxes payable	192,006	36
Increase in accrued liabilities and other current liabilities	20,337	60,469
Net cash (used in)/provided by operating activities	(27,420)	(368,654)
Cash flows from investing activities
Investment in affiliated entities	(34,331)	(102,981)
Proceeds from sale of investments	253,253	—
Increase in related party receivables	(631,223)	(332,442)
Purchase of equipment	(16,976)	(65,735)
Purchase of intangible assets	(541)	(848)
Net cash used in investing activities	(429,818)	(502,006)
Cash flows from financing activities
Capital contribution from owners	1,076,324	—
Proceeds from capital lease	—	38,549
Repayment of capital lease	(20,419)	—
Increase in related party payable	(640,406)	878,240
Net cash provided by/(used in) financing activities	415,499	916,789
Net Increase/(decrease) of Cash and Cash Equivalents	(41,739)	46,129
Effect of foreign currency translation on cash and cash equivalents	(2,114)	204
Cash and cash equivalents – beginning of year	46,333	—
Cash and cash equivalents – end of year	$2,480	$46,333
Supplemental cash flow disclosures
Interest paid	$66,548	$19,822
Income taxes paid	$—	$—
NON-CASH FINANCING AND INVESTING ACTIVITIES
Acquisition of fixed assets through capital lease	$—	$28,608

See Accompanying Notes to the Financial Statements

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Ordinary Shares $0.0001 Par Value Shares	Amount	Additional Paid-in Capital	Statutory Reserves	Retained Earnings/(Loss)	Other Comprehensive Income	Totals
Balance, October 9, 2014 (Inception)	—	$—	$—	$—	$—	$—	$—
Issuance of ordinary shares	100,000,000	1,000					1,000
Net loss				—	(250,240)		(250,240)
Cumulative translation adjustment						(966)	(966)
Balances at March 31, 2015	100,000,000	$1,000	$—	$—	$(250,240)	$(966)	$(250,206)
Capital contributions by owners			1,054,607				1,054,607
Adjustment as recapitalization from VIE			(1,000)				(1,000)
Net income				65,331	587,521		652,852
Cumulative translation adjustment						(2,643)	(2,643)
Balances at March 31, 2016	100,000,000	$1,000	$1,053,607	$65,331	$337,281	$(3,609)	$1,453,610

See Accompanying Notes to the Financial Statements and Accountant’s Report

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

1 — BUSINESS AND ORGANIZATION

Dragon Victory International Limited (“Dragon Victory”) was formed in the Cayman Islands on July 19, 2015. Dragon Victory’s wholly-owned subsidiary, Sweet Lollipop Co., Ltd. (“Sweet Lollipop”) was formed in the British Virgin Islands on May 8, 2014. Long Yun International Holdings Limited (“Long Yun HK”), which is a wholly-owned subsidiary of Sweet Lollipop, was formed in Hong Kong on May 2, 2015. Hangzhou Yuyao Network Technology Co., Ltd (“Hangzhou WOFE”), our wholly foreign-owned entity, was organized pursuant to PRC laws on May 30, 2016.

Hangzhou Longyun Network Technology Co., Ltd (“Hangzhou Longyun”) was established on October 9, 2014 in Hangzhou, PRC pursuant to PRC laws, which is owned by Mr. Yu Han holding 85% equity ownership interest and Koulin Han holding 15% equity ownership interest.

Hangzhou Longyun’s operation includes offering reward-based crowdfunding opportunities in the PRC to entrepreneurs and funding sources primarily through an internet-based platform, offering business incubation services to the ventures utilizing its platform for their projects, and offering to act as a finder to also assist these companies to obtain loans or additional equity financing, and introduce them to potential business partners, find merger candidates or other strategic relationships, or assist with feasibility studies.

On August 19, 2016, Hangzhou WOFE and Mr. Yu Han and Ms. Koulin Han, the owners of Hangzhou Longyun; entered into a series of agreements known as variable interest agreements (the “VIE Agreements”) pursuant to which Hangzhou Longyun became Hangzhou WOFE’s contractually controlled affiliate. The purpose and effect of the VIE Agreements is to provide Hangzhou Longyun (our indirect wholly-owned subsidiary) with all of the management, control and net profits of Hangzhou Longyun.

Dragon Victory, Sweet Lollipop, Long Yun HK, Hangzhou WOFE, and Hangzhou Longyun shall be collectively referred to as “the Company”.

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s consolidated financial statements are expressed in U.S. dollars.

b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries on a consolidated basis. The Company also includes subsidiaries over which a direct or indirect legal or effective control exists and for which the Company is deemed to direct the significant activities and has the obligation to absorb the losses or benefits of the entities. All intercompany accounts, balances and transactions with other consolidated entities have been eliminated.

Acquisition of Sweet Lollipop, Long Yun HK by Dragon Victory

The acquisition was accounted under US GAAP as a business combination under common control with Dragon Victory being the acquirer and Sweet Lollipop and Long Yun HK being the acquirees because all entities were controlled directly or indirectly by the same majority shareholder Mr. Yu Han. The consolidation has been presented at historical costs and on a retroactive basis to reflect the capital structure of Sweet Lollipop and Long Yun HK as a recapitalization.

The business combination transaction of Sweet Lollipop was completed and effective on June 26, 2015 and Sweet Lollipop became a subsidiary of Dragon Victory.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The business combination transaction of Long Yun HK was completed and effective on August 10, 2015 and Long Yun HK became a subsidiary of Sweet Lollipop.

VIE Agreements between Hangzhou WOFE and Hangzhou Longyun and its shareholders

The Company evaluates the need to consolidate its VIE in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

The transactions contemplated by the VIE agreement was not consummated until August 19, 2016 however, the purpose and design of the establishment of VIE, Hangzhou Longyun, was to be consolidated under the Company through common control. ASC 810-10-25-38F states that a reporting entity’s involvement in the design of a VIE may indicate that the reporting entity had the opportunity and the incentive to establish arrangements that result in the reporting entity being the variable interest holder with the power to direct the activities that most significantly impact the VIE’s economic performance. As both the Company and the acquired VIE, Hangzhou Longyun, are under the common control of Mr. Yu Han and Ms. Koulin Han immediately before and after the acquisition, this transaction was accounted for as a merger under common control, using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss was recognized. All the assets and liabilities of the VIE, Hangzhou Longyun, are recorded at carrying value. Hence, Hangzhou Longyun was consolidated under the Company since its inception due to the purpose and design of its establishment.

The purpose of the VIE Agreements is solely to give Hangzhou WFOE the exclusive control over Hangzhou Longyun’s management and operations. While there is no restriction for Hangzhou Longyun, our VIE entity, to pay Hangzhou WFOE, our wholly owned subsidiary, there is restriction for Hangzhou WFOE to make payments to the holding companies due to certain regulations imposed by the Chinese government on out-going foreign currency wire transfers. Additionally, there could be potential tax implications when moving the cash flows up to the Company. Therefore, the Company intends to retain any earnings within Hangzhou Longyun, and the retained cash flows would be utilized in expanding the Company’s business.

The significant terms of the VIE Agreements are summarized below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Hangzhou Longyun and Hangzhou WFOE, Hangzhou WFOE provides Hangzhou Longyun with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Hangzhou Longyun grants an irrevocable and exclusive option to Hangzhou WFOE to purchase from Hangzhou Longyun, any or all of its assets, to the extent permitted under the PRC laws. Hangzhou WFOE shall own all intellectual property rights that are developed during the course of the agreement. For services rendered to Hangzhou Longyun by Hangzhou WFOE under the Agreement, the service fee Hangzhou Longyun is obligated to pay shall be calculated based on the time of services rendered multiplied by the corresponding rate, which is approximately equal to the net income of Hangzhou Longyun.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years until it is terminated by Hangzhou WFOE with 30-day prior notice. Hangzhou Longyun does not have the right to terminate the agreement unilaterally.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Share Pledge Agreement

Under the Share Pledge Agreement between the shareholders of Hangzhou Longyun and Hangzhou WFOE, the various shareholders of Hangzhou Longyun pledged all of their equity interests in Hangzhou Longyun to Hangzhou WFOE to guarantee the performance of Hangzhou Longyun’s obligations under the Business Cooperation Agreement. Under the terms of the Agreement, in the event that Hangzhou Longyun or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, Hangzhou WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The shareholders of Hangzhou Longyun also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, Hangzhou WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The shareholders of Hangzhou Longyun further agree not to dispose of the pledged equity interests or take any actions that would prejudice Hangzhou WFOE’s interest.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the shareholders of Hangzhou Longyun irrevocably granted Hangzhou WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, all of the equity interests in Hangzhou Longyun. The option price is equal to the capital paid in by the Hangzhou Longyun shareholders. The agreement remains effective for a term of ten years and may be renewed at Hangzhou WFOE’s election.

Power of Attorney

Under the Power of Attorney, the shareholders of Hangzhou Longyun authorize Hangzhou WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders' meetings; (b) exercising all the shareholder's rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Hangzhou Longyun.

Under these contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE.

The Company’s total assets and liabilities presented in the consolidated financial statements represent substantially all of total assets and liabilities of the VIEs because the other entities in the consolidation are non-operating holding entities with nominal assets and liabilities.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The following financial statement amounts and balances of the VIE, which is established on October 9, 2014, were included in the accompanying consolidated financial statements as of March 31, 2016 and 2015, and for the years ended March 31, 2016 and from October 9, 2014 (Inception) to March 31, 2015, respectively:

	March 31, 2016	March 31, 2015
Financial Position at:
Current assets	1,886,619	887,337
Non-current assets	142,456	179,506
Total assets	2,029,075	1,066,843
Current liabilities	497,315	1,288,049
Total liabilities	497,315	1,288,049
Net assets	1,531,760	(221,206)

	Year ended March 31, 2016	From October 9, 2014 to March 31, 2015
Results of Operations:
Revenues	1,662,406	—
Operating expenses	935,788	266,148
Other income (expenses) net	(139,045)	20,734
Earnings before tax	865,663	(286,882)
Tax	164,817	(66,641)
Net income	700,846	(220,241)
c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d)	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at the amount billed to a customer, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts on a regular basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

The Company reviews the collectability of accounts receivable based on an assessment of historic experience, current economic conditions, and other collection indicators. At March 31, 2016 and 2015, the Company has recorded an allowance for doubtful accounts for $0 and $0, respectively.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

e)	Investments

Cost Method Investments

Direct and or indirect investments in business entities in which the Company does not have a controlling financial interest and has no ability to exercise significant influence over operating and financial policies (generally 0 – 20 percent ownership), are accounted for by the cost method.

Equity Method Investments

Direct and or indirect investments in business entities in which the Company does not have a controlling financial interest, but has the ability to exercise significant influence over operating and financial policies (generally 20 – 50 percent ownership), are accounted for by the equity method.

f)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the assets. Property and equipment and its estimated useful lives as follows:

Computer Equipment	1 – 3 years
Office Equipment	4 – 5 years
Motor Vehicle	4 years

Expenditures for maintenance and repairs are charged to operations as incurred. Expenditures for betterments and major renewals are capitalized. The cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, and any resulting gains or losses are included in operations.

g)	Intangible Assets with Definite Lives

Intangible assets are stated at cost, net of accumulated amortization. Amortization is charged to operations using the straight-line method over the estimated useful lives of the assets. Intangible assets and its estimated useful lives as follows:

Software	5 years
h)	Fair Value of Financial Instruments

The accounting standard for fair value establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under the provisions of the pronouncement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

•	Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

•	Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
•	Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Company’s current financial assets and liabilities approximate fair value due to their short term nature and include cash accounts. The Company’s borrowings approximate fair value as the rates of interest are similar to what they would receive from other financial institutions.

i)	Revenue Recognition

Crowdfunding

The Company generates its revenue from success fees from transactions on the crowdfunding platform. Revenue from these transactions is accounted for at the moment a proposition is successfully funded.

At the start of a funding campaign, the entrepreneur enters into a contract with the Company pursuant to which he or she agrees to pay the Company a success fee once a successful fund raising campaign for that entrepreneur closes. Once the funding campaign has closed, the Company’s success fee is either collected from the fund raised prior to transferring the net proceeds of the funding to the entrepreneur or to be collected from the entrepreneur after the net proceeds of the funding are transferred to the entrepreneur.

Upon completion of the funding campaign, services delivered under the contract with the entrepreneur have been completed and the Company recognizes its success fee revenues, net of any discounts given at the time the campaign has been closed successfully. Also, because the success fee percentage is stated in the contract with the entrepreneur prior to the start of the funding campaign, the Company believes that this amount is fixed and, assuming the successful conclusion of the funding campaign, collectible from the entrepreneur. This revenue recognition policy complies with ASC 605-10-S99-1 in that it is based on written agreements with the entrepreneurs, contractual services have been completed, pricing is fixed and determinable based on agreements with the customer and collectability is reasonably assured as the customers of the Company have just received their new funding.

Incubation Service

The Company generates its revenue by providing business and operation advisory services relating to matters related to marketing, sales, and strategic planning, and ancillary services such as coordinating human resources, legal, accounting, operations, assisting with feasibility studies and other types of services at the election of the entrepreneur. The Company provides its incubation services on an ongoing and/or as-needed basis, pursuant to consulting agreements with the entrepreneurs. For ongoing basis services, revenue is recognized on an ongoing basis for the agreed periodic service fee. For as-needed basis, revenue is recognized when the contractual services have been completed.

Finder’s Service Fee

The Company generates its revenue for assisting any business entity in raising funds as well as for introducing business partners, acquisition candidates or other strategic relationships to the business entity, usually from one or more sources with which the Company or personnel have relationships. The Company provides its finder services pursuant to an agreement and revenue is recognized when the contractual services have been completed and the terms and conditions in the agreements have been met.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

j)	Fair Value of Financial Instruments

The accounting standard for fair value establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under the provisions of the pronouncement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

Level 1:  Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:  Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:  Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Company’s current financial assets and liabilities approximate fair value due to their short term nature and include cash accounts. The Company’s borrowings approximate fair value as the rates of interest are similar to what they would receive from other financial institutions.

At March 31, 2016:

	Carrying amount			Estimated fair value
	Level 1	Level 2	Level 3
Financial assets
Carried at (amortized) cost:
Cash and cash equivalents	$2,480	$—	$—	$2,480
Trade accounts receivable	57,848	—	—	57,848
	$60,328	$—	$—	$60,328

	Carrying amount			Estimated fair value
	Level 1	Level 2	Level 3
Financial liabilities
Carried at (amortized) cost:
Capital lease – current portion	$16,672	$—	$—	$16,672
	$16,672	$—	$—	$16,672

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

At March 31, 2015:

	Carrying amount			Estimated fair value
	Level 1	Level 2	Level 3
Financial assets
Carried at (amortized) cost:
Cash and cash equivalents	$46,333	$—	$—	$46,333
Trade accounts receivable	—	—	—	—
	$46,333	$—	$—	$46,333

	Carrying amount			Estimated fair value
	Level 1	Level 2	Level 3
Financial liabilities
Carried at (amortized) cost:
Capital lease – current portion	$38,718	$—	$—	$38,718
	$38,718	$—	$—	$38,718
k)	Foreign Currency Translation

The Company uses the United States dollar (“U.S. dollars” or “USD”) for financial reporting purposes and to maintain its books and records. The Company’s subsidiaries maintain their books and records in their functional currency which is in Chinese Renminbi (“RMB”).

In general, for consolidation purposes, the Company translates its assets and liabilities into U.S. dollars using the applicable exchange rates prevailing at the balance sheet date, the statements of operations and cash flows are translated at average exchange rates during the reporting period, and the equity accounts are translated at historical rates. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Adjustments resulting from the translation of the financial statements are recorded as accumulated other comprehensive income or loss.

Exchange rate used for the translation as follows:

	3/31/2016	3/31/2015
Period/year end RMB:US$ exchange rate	6.4479	6.1091
Period/annual average RMB:US$ exchange rate	6.5395	6.1358
Period/year end HKD:US$ exchange rate	7.7544	7.7537
Period/annual average HKD:US$ exchange rate	7.7566	7.7535
l)	Income Taxes

Income taxes have been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes result from differences between the financial statement and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

m)	Net Loss Per Common Share

Basic and diluted net loss per share is presented in conformity with ASC Topic 260, Earnings per Share, for all periods presented. In accordance with this guidance, basic and diluted net loss per share was determined by dividing net loss applicable to common stockholders by the weighted-average common shares outstanding during the period. In a period where there is a net loss position, diluted weighted average shares are the same as basic weighted average shares. Shares used in the diluted net loss per common share calculation exclude potentially dilutive share equivalents as the effect would be antidilutive.

n)	Comprehensive Loss

Comprehensive loss refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive loss but are excluded from net loss as these amounts are recorded directly as an adjustment to stockholders’ equity. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

o)	Recent Accounting Pronouncements

In May 2015, the FASB issued ASU No. 2015-09, Revenue from Contracts with Customers. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date. With the issuance of ASU 2015-14, the new revenue guidance ASU 2015-09 as amended by ASU 2015-14 is effective for annual reporting periods beginning after December 15, 2017. Early adoption is permitted as of the original effective date for ASU 2015-09 for annual reporting periods beginning after December 15, 2016, but otherwise earlier adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company is in the process of evaluating the impact of adoption on its consolidated financial statements.

In August 2015, the FASB issued ASU No. 2015-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU provides guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern and provides principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. ASU 2015-15 is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company is in the process of evaluating the impact of adoption on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, requiring all deferred tax assets and liabilities, and any related valuation allowance, to be classified as non-current on the balance sheet. The classification change for all deferred taxes as non-current simplifies entities’ processes as it eliminates the need to separately identify the net current and net non-current deferred tax asset or liability in each jurisdiction and allocate valuation

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

allowances. The new guidance is effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, requiring lessee’s to recognize assets and liabilities for leases with lease terms of more than 12 months in the balance sheet. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new guidance is effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

3 — OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consist of the following:

	March 31,
	2016	2015
Advances to employees	$10,504	$23,780
Advance to suppliers	158,962	22,866
Deposits for leases due within one operating period	79,160	—
Prepaid VAT and taxes	2,661	2,005
Total	$251,289	$48,651

4 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	March 31,
	2016	2015
Computers and equipment	$51,958	$37,289
Motor vehicle (Leased asset)	27,220	28,734
Less – Accumulated depreciation	(26,290)	(687)
Total, net	$52,888	$65,336

For the years ended March 31, 2016 and 2015, depreciation expense was $20,838 and $684, respectively.

5 — INTANGIBLE ASSET

Intangible asset consists of the following:

	March 31,
	2016	2015
Software	$1,337	$851
Less – Accumulated amortization	(202)	(14)
Total, net	$1,135	$837

For the years ended March 31, 2016 and 2015, amortization expense was $188 and $14, respectively. The weighted average remaining useful life of the asset is approximately 51 months.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

6 — INVESTMENTS IN ENTITIES AND ITS VALUATIONS

HangZhou ChuShi Network Technology Ltd. Co.

On December 2014, the Company made a contribution to the registered capital, representing a 30% ownership interest, in HangZhou Chu Shi Network Technology Ltd. Co. (“Hangzhou Chu Shi”). HangZhou Chu Shi is a developer of a mobile communication application for art students and art teachers. It operates in Hangzhou City, Zhejiang Province, PRC. The cash consideration of RMB300,000 ($49,114) was paid in as equity capital. Such investment is accounted for under the equity method for the year ended March 31, 2015 and as of March 31, 2015. The Company recognized its share of loss of in equity investments in the amount of $2,082 for the year ended March 31, 2015.

On September 2015, the Company sold 10% ownership interest in Hangzhou Chu Shi that it held to Mr. Chen Jun (the majority owner of Hangzhou Chu Shi) for RMB1 million ($158,283) and recognized a gain of RMB 900,000 ($142,884). On March 2016, the Company sold another 5% ownership interest in Hangzhou Chu Shi that it held to Mr. Chen Jun (the majority owner of Hangzhou Chu Shi) for RMB 600,000 ($87,317) and recognized a gain of RMB550,000 ($88,709) (Refer to “Related Party Transactions” Footnote). Mr. Liao Xu, the Company CMO, who is a related party to the Company, was responsible to facilitate the transfer of the funds for sale of the equity between the Company and Mr. Chen Jun.

As a result of these transactions the Company’s ownership interest in Hangzhou Chu Shi has decreased from 30% to 20% and subsequently from 20% to 15%. Accordingly, the investment is accounted for under the cost method for the year ended March 31, 2016 and as of March 31, 2016.

The sales price was determined through negotiation between Mr. Chen Jun and the Company based on the number of registered users of HangZhou Chu Shi App which is an accepted methodology for evaluating the value of the investment. The Company subsequently received the outstanding balance RMB 600,000 (approximately $94,970) from Mr. Chen Jun paid through Mr. Liao Xu. Based on the facts above, the management believes that the receipts of all funds for the sales of the equity investment supports the valuation.

As of March 31, 2016, the Company took a more conservative approach when evaluating the value of the remaining equity investment and recorded an impairment on the investment given the losses recorded in fiscal year 2015 and the expected losses in the coming years. The Company recognized an impairment loss on investment in the amount of $22,731 for the year ended March 31, 2016. There is currently no secondary market for the Company’s equity interest in Hangzhou Chu Shi.

JiaXing YiTou ShangMa Investments Limited Partnership Company

On December 2014, the Company acquired 10% ownership interest in JiaXing YiTou ShangMa Investments Limited Partnership Company (“JiaXing YiTou”). JiaXing YiTou is the business of making investments in industrial companies and investment management. It is located in Jiaxing City, Zhejiang Province, PRC. The cash consideration of RMB100,000 ($15,509) was paid in as equity capital. Such investment is accounted for under the cost method for the year ended March 31, 2015 and as of March 31, 2015. The Company recognized an investment income of $692 and $nil as other income for the year ended March 31, 2016 and 2015, respectively. The Company recognized an impairment loss on investment in the amount of $nil for the year ended March 31, 2016.

HangZhou ReWan Network Technology Ltd Co.

On May 2015, the Company agreed to contribute registered capital representing an ownership interest of 51% in HangZhou ReWan Network Technology. (“Hangzhou ReWan”). HangZhou ReWan was licensed to develop TV animation, game, mobile applications, and hardware. It was located in Hangzhou City, Zhejiang Province, PRC. The cash consideration of RMB 510,000 ($87,056) was to be paid in as equity capital. As of

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

6 — INVESTMENTS IN ENTITIES AND ITS VALUATIONS  – (continued)

March 31, 2016, the Company has contributed RMB 46,670 ($7,387) which were spent on operation expenditures, while the 49% owner failed to make any capital contribution. During the year ended March 31, 2016, the shareholders of Hangzhou ReWan decided to cease its operation and the Company recognized an impairment loss on investment in the amount of $7,387 for the year ended March 31, 2016. Such investment is accounted for under the cost method for the year ended March 31, 2016 and as of March 31, 2016 because the investment was not properly funded and executed by all parties. HangZhou Rewan’s dissolution became effective on July 20, 2016.

Investments Valuation

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as industry data, general economic conditions, cash flows forecasts or any recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value.

Impairment charges in connection with the equity method investments were $nil and $nil for the year ended March 31, 2016 and 2015, respectively.

Impairment charges in connection with the cost method investments were $30,118 and $nil for the years ended March 31, 2016 and 2015, respectively.

7 — RELATED PARTY TRANSACTIONS

Related parties’ relationships as follows:

Name	Relationship
Mr. Han Yu	CEO of the Company.
HangZhou ZiFu Network Technology Co. Ltd.,	Mr. Han Yu, CEO of the Company owns 85%.
HangZhou TianQi Network Technology Co. Ltd. — ChongQing Branch	Mr. Han Yu, CEO of the Company owns 26%.
HangZhou TianQi Network Technology Co. Ltd.	Mr. Han Yu, CEO of the Company owns 27%.
Hangzhou YuYou Network Technology Co. Ltd.	Mr. Han Yu, CEO of the Company indirectly owns 50%.
Mr. Liao Xu	CMO of the Company.
Mr. Chen Jun	Majority Shareholder of HangZhou Chu Shi
HangZhou GuDe Network Technology Co. Ltd.	Mr. Chen Chao Fu, COO of the Company is the legal representative and a shareholder of the entity.
HangZhou RongMai GongSheng Network Technology Co. Ltd.	Mr. Han Yu, CEO of the Company owns 78%.
HangZhou ShangKe Jewelry Technology Co. Ltd.	Mr. Han Yu, CEO of the Company indirectly owns 90%.
HangZhou MeiCheZu Finance Service Outsource Co. Ltd.	Mr. Han Yu, CEO of the Company is an officer of the entity.
JiaXing YiTou ShangMa Investment LP	The Company owns 10% of the entity.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

7 — RELATED PARTY TRANSACTIONS  – (continued)

Other related parties’ receivables consist of the following;

	March 31,
	2016	2015
Mr. Han Yu	$767,300	$277,517
HangZhou TianQi Network Technology Co. Ltd. — ChongQing Branch	—	8,579
HangZhou TianQi Network Technology Co. Ltd.	—	48,805
HangZhou ShangKe Jewelry Technology Co. Ltd.	775	—
HangZhou GuDe Network Technology Co. Ltd.	15,509	—
HangZhou RongMai GongSheng Network Technology Co. Ltd.	58,158	—
Mr. Chen Jun	93,054	—
Total	$934,796	$334,901

Outstanding receivables from Mr. Han Yu, HangZhou TianQi Network Technology Co. Ltd., HangZhou TianQi Network Technology Co. Ltd.-ChongQing Branch, HangZhou GuDe Network Technology Co. Ltd., HangZhou ShangKe Jewelry Technology Co. Ltd., and HangZhou RongMai GongSheng Network Technology Co. Ltd. consist of working capital advances and borrowings. These amounts are due on demand and non-interest bearing.

Outstanding receivable from Mr. Chen Jun consist of sales proceeds from investment owned by the Company. The Company sold 10% and subsequently additional 5% investment ownership interest in HangZhou Chu Shi to Mr. Chen Jun for proceed of $253,253. Mr. Liao Xu, the Company CMO, who is a related party to the Company, was responsible to facilitate the transfer of the funds for sale of the equity between the Company and Mr. Chen Jun.

Accounts receivables from related parties consist of the following;

	March 31,
	2016	2015
Hangzhou YuYou Network Technology Co. Ltd.	$31,018	$—
HangZhou ZiFu Network Technology Co. Ltd.,	451,459	391,518
HangZhou ShangKe Jewelry Technology Co. Ltd.	93,054	—
HangZhou MeiCheZu Finance Service Outsource Co. Ltd.	46,527	—
Total	$622,058	$391,518

The Company generated sales revenues from related parties in crowdfunding service fee of $194,121 and $nil; and incubation service fee of $3,166 and $nil for the years ended March 31, 2016 and 2015.

Outstanding receivables from HangZhou ZiFu Network Technology consists of amounts disbursed on behalf of the entity and service fee receivable as part of an escrow agent service agreement.

Other related parties’ payables consist of the following;

	March 31,
	2016	2015
Mr. Han Yu	$162,228	$47,446
JiaXing YiTou ShangMa Investment Ltd Partnership	—	818,494
HangZhou ZiFu Network Technology Co. Ltd.	50,847	336,597
HangZhou TianQi Network Technology Co. Ltd.	45,909	16,154
Total	$258,984	$1,218,691

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

7 — RELATED PARTY TRANSACTIONS  – (continued)

Outstanding payables to Mr. Han Yu, HangZhou TianQi Network Technology Co. Ltd., consist of working capital advances and borrowings. These amounts are due on demand and non-interest bearing.

Outstanding payables to HangZhou ZiFu Network Technology consists of amounts received on behalf of the entity as part of an escrow agent service agreement.

Outstanding payables to JiaXing YiTou ShangMa Investment Ltd Partnership (“JiaXing YiTou”) consist of working capital loan with 6% interest per annum and repayment period of 2 years. The original loan amount was $818,572. On March 31, 2016. Mr. Han Yu, the Company’s Chief Executive Officer, the Company, and JiaXing YiTou mutually agreed that Mr. Han Yu would be responsible to personally repay the remaining balance of the loan, and the Company has fully fulfilled its obligation with no recourse to the Company should Mr. Han default on repayment to JiaXing YiTou.

The transaction was accounted in accordance to FASB ASC 210-20, the outstanding balance payable to JiaXing YiTou Shangma Investment Ltd Partnership was transferred to Mr. Han Yu on March 31, 2016 as an offset to the Company’s receivable from Mr. Han Yu’s. Interest expenses were $61,883 and $18,735 for the years ended March 31, 2016 and 2015, respectively.

8 — CAPITAL & EQUITY

Ordinary Shares

The Company is authorized to issue of 5,000,000,000 ordinary shares, at $0.00001 par value. Since inception, the Company has issued 100,000,000 shares of ordinary shares for proceeds of $1,000.

For the year ended March 31, 2016, the Company’s shareholders have contributed capital of $1,053,607 (RMB 6,800,000) in the Company’s subsidiary — HangZhou LongYun.

9 — STATEMENT OF OPERATIONS — DETAILS

	For the Years Ended
	March 31, 2016	March 31, 2015
Revenues
Crowdfunding	$767,779	$—
Incubation Service	$595,980	—
Finder's Fee Service	$298,647	—
Total	1,662,406	—
Operating expenses
Professional Fees	369,923	59,694
Wages & Salaries	236,778	101,314
Travel Expenses	51,846	31,311
Depreciation & Amortization	20,838	684
Data Services	118,596	9,483
Rent Expense	64,494	16,084
Business Taxes and Surcharges	11,298	—
Other	110,010	77,578
Total	$983,783	$296,148

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

10 — INCOME TAXES

The Company formed in Cayman Islands is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Company subsidiary formed in British Virgin Island is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Company's subsidiary formed in Hong Kong is subject to the profits tax rate at 16.5% for income generated and operation in the country.

The Company's subsidiaries incorporated in the PRC are subject to profits tax rate at 25% for income generated and operation in the country.

The full realization of the tax benefit associated with the carry forward depends predominantly upon the Company’s ability to generate taxable income during the carry forward period.

The Company’s subsidiaries incorporated in the PRC has unused net operating losses (“NOLs”) available for carry forward to future years for PRC income tax reporting purposes up to five years. The Company recorded a deferred tax asset in the amount of $nil and $66,641 at March 31, 2016 and 2015, respectively.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Based on the assessment, management has established a deferred tax asset relating to NOLs at March 31, 2015 due to the Company’s performance in the upcoming years. At March 31, 2016, the Company established a full valuation allowance against all of the deferred tax asset relating to NOLs because the benefit from utilization of NOL carry forwards could be subject to limitations as material structural changes that could occur in the Company as it continues to go public through VIE arrangement.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	March 31,
	2016	2015
Statutory rates in the Cayman Islands	0.0%	0.0%
Income tax rate in the PRC	25.0	25.0
Foreign earned income not subject to taxes in the Cayman Island	-25.0	-25.0
Additional accruals in the PRC	12.0	21.0
Effect of valuation allowance	8.2	0.0
Effective income tax rate	20.2%	21.0%

Description	March 31, 2016	March 31, 2015
Income (loss) before taxes:
Cayman	$(39,223)	(30,000)
BVI	(5,213)	—

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

10 — INCOME TAXES  – (continued)

Description	March 31, 2016	March 31, 2015
Hong Kong	(3,558)	—
PRC	865,663	(286,881)
Total income (loss) before taxes	$817,669	$(316,881)
Provision for taxes (benefits):
Current:
Cayman Islands	—	—
BVI	—	—
Hong Kong	—	—
PRC	164,817	(66,641)
	164,817	(66,641)
Deferred tax asset:
Cayman Islands	—	—
BVI	—	—
Hong Kong	—	—
PRC	66,934	66,641
Valuation allowance	(66,527)	—
Currency Effect	(407)	293
Deferred tax asset:	—	66,934
Total provision for taxes	164,817	(66,641)
Effective tax rate	20.2%	21.0%

11 — RESTRICTED NET ASSETS AND STATUTORY RESERVES

PRC laws and regulations permit payments of dividends by the Company's subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries and VIEs incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve have reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and VIE. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company's subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company's subsidiaries and VIEs to satisfy any obligations of the Company.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

12 — COMMITMENTS & CONTINGENCIES

Operating lease commitments for office facility

The Company has leased office premises under operating lease agreements. These leases have varying terms and renewal rights. The future aggregate minimum lease payments under operating leases are as follows:

Periods, For the Year ending March 31,	Amount
2017	$109,726
2018	79,120
2019	40,428
2020
Thereafter
Total	$229,274

For the years ended March 31, 2016 and 2015, the Company incurred rental expenses under operating leases of $64,494 and $16,084, respectively.

Capital lease commitments

The Company has leased motor vehicle under non-cancellable capital lease agreements. The future aggregate minimum lease payments under non-cancellable capital leases are as follows:

Periods, For the Year ending March 31,	Amount
2017	$15,819
2018	—
2019	—
2020	—
Thereafter	—
Total	$15,819

For the years ended March 31, 2016 and 2015, the Company incurred interest expenses under capital leases of $4,665 and $1,088, respectively.

Risk, Uncertainties, and Contingencies

The Company has cash balances held at financial institutions located in China, PRC which are not federally insured deposit protection. Accordingly, the Company has a concentration of credit risk related to these uninsured bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area.

Customer accounts typically are collected within a short period of time, and based on its assessment of current conditions and its experience collecting such receivables, management believes it has no significant risk related to its concentration within its accounts receivable.

The Company has limited operating history while the Company is dependent upon certain related parties to provide continued funding and capital resources. If continued funding and capital resources are unavailable at reasonable terms, the Company may not be able to implement its plan of operations. The Company has significant outstanding receivables from related parties. If the related party balances were not repaid in a timely manner it may have negative effect on the Company’s operation.

The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign investment and ownership on the business related to Internet content

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

12 — COMMITMENTS & CONTINGENCIES  – (continued)

provision, telecom value-added services, financial services and others, the Company conducts its business through various contractual arrangements with VIEs that are generally owned and controlled by certain management members or founders of the Company. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company's opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company's ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

The Company's sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company's assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to affect the remittance. If such foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company's ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

The securities financing industry is heavily regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the China Securities Regulatory Commission (the “CSRC”), State Administration for Industry and Commerce (the “SAIC”), the China Banking Regulatory Commission (the “CBRC”), the State Administration of Foreign Exchange (the “SAFE”), the State Administration of Taxation (the “SAT”), and the Supreme People’s Court (the “SPC”) have the authority to issue and implement regulations governing various aspects of the securities offerings. Currently, there are no regulations or rules specifically governing crowdfunding offerings in the PRC. Although on December 2014, a set of proposed private equity-based crowdfunding rules were promulgated by the Securities Association of China, an industry self-regulatory association, they are not yet finalized or adopted. Our crowdfunding platform currently only provides reward-based crowdfunding in the PRC market, and do not provide equity-based or debt-based crowdfunding in the PRC market. As such, the Company believes that it is not subject to the PRC proposed rules regarding equity-based crowdfunding.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
(Stated in US Dollars)

12 — COMMITMENTS & CONTINGENCIES  – (continued)

The Company has acted on behalf of one of its client as part of an agent agreement to enter into various third party suppliers’ and customers’ agreements. If any dispute is to be arose and unresolved between the client, third party suppliers, third party customers, and the Company, the Company may be subject to potential obligation or held responsible for certain actions.

13 — SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date.

On August 19, 2016, Hangzhou WOFE and Mr. Yu Han and Ms. Koulin Han, the owners of Hangzhou Longyun; entered into a series of agreements known as variable interest agreements (the “VIE Agreements”) pursuant to which Hangzhou Longyun became Hangzhou WOFE’s contractually controlled affiliate. Refer to “1 — Business and Organization” for details.

As of July 20, 2016, Hangzhou ReWan had fully ceased operations, and its dissolution was accepted by the PRC government. The Company had recognized an impairment loss on investment for the year ended March 31, 2016. Refer to “7 — Related Party Transactions” for details.

As of August 19, 2016, except for the subsequent event detailed above, the Company has determined that there are no other material subsequent events that after the balance sheet date, and up to the issuance date of these financial statements.

American depositary shares representing      ordinary shares
(minimum offering amount)

American depositary shares representing      ordinary shares
(maximum offering amount)

Dragon Victory International Limited

Prospectus dated           , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon completion of this offering, provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

Pursuant to indemnification agreements, the form of which will be filed as Exhibit 10.02 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.01 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

On June 19, 2015, the Company issued 100,000,000 ordinary shares to the following founders for nominal consideration in a private transaction under the Cayman Island laws.

On June 19, 2015, we issued 9,660,000 ordinary shares to White Knight Limited, 9,430,000 ordinary shares to Great Power Limited, 4,600,000 ordinary shares to Ultimate Courage Limited, 2,020,000 ordinary shares to Cool Courage Limited, 1,840,000 ordinary shares to Victory Cup Limited, 920,000 ordinary shares to High Land Limited, 1,150,000 ordinary shares to Beautiful Colours Limited, 920,000 ordinary shares to Beautiful Butterfly Limited, 690,000 ordinary shares to Advanced Study Limited, 690,000 ordinary shares to Rainbow Heaven Limited, 920,000 ordinary shares to Raintree Limited, 920,000 ordinary shares to Eternal Faith Limited, 1,840,000 ordinary shares to Starting Point Limited, 4,600,000 ordinary shares to Believe Holding Limited, 1,840,000 ordinary shares to Tomorrow Land Limited, 17,480,000 ordinary shares to My Faith Limited, 23,280,000 ordinary shares to Honesty Heart Limited, an entity 100% owned by Mr. Yu Han,

9,200,000 ordinary shares to Wise Humans Limited, 1,500,000 ordinary shares to Strong Strength Limited, 600,000 ordinary shares to Incredible Energy Limited, 5,900,000 ordinary shares to Brave Defence Limited.

In January 2016, all of the above founder shareholders except Honesty Heart transferred an aggregate of 61,720,000 ordinary shares to Honesty Heart and 15,000,000 ordinary shares to Destiny Links, an entity 100% owned by Ms. Koulin Han for nominal consideration in a private transaction under Cayman Island laws.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on November 4, 2016.

By:	/s/ Yu Han Mr. Yu Han Chief Executive Officer (Principal Executive Officer)
/s/ Xiaohua Gu Xiaohua Gu Chief Financial Officer Principal Accounting and Financial Officer

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on November 4, 2016.

Hunter Taubman Fischer & Li LLC

By:	/s/ Ying Li Name: Ying Li Title: Partner and Member

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement**
3.1	Amended and Restated Articles of Association***
3.2	Amended and Restated Memorandum of Association***
4.1	Specimen American Depositary Receipt (included in Exhibit 4.3)**
4.2	Specimen Certificate for Ordinary Shares**
4.3	Form of Deposit Agreement**
5.1	Form of Opinion of Hunter Taubman Fischer & Li LLC**
8.1	Opinion of Ogier regarding the validity of the Ordinary Shares being registered**
8.2	Form of Opinion of Guantao Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)
8.3	Form of Opinion of Ellenoff, Grossman & Schole LLP regarding certain U.S. Federal Income Taxation matters*
10.1	Form of Investors Service Agreement**
10.2	Form of Indemnification Agreement with the Registrant’s directors and officers**
10.3	Employment Agreement by and between CEO Yu Han and the Company on August 1, 2016*
10.4	Employment Agreement by and between CFO Xiaohua Gu and the Company on August 1, 2016*
10.5	Employment Agreement by and between COO Chao Fu Chen and the Company on August 1, 2016*
10.6	Exclusive Business Cooperation Agreement dated August 19, 2016, between WFOE and Hangzhou Long Yun***
10.7	Share Pledge Agreement dated August 19, 2016, between WFOE, Yu Han, Koulin Han and Hangzhou Long Yun***
10.8	Exclusive Option Agreement dated August 19, 2016, between WFOE, Yu Han, Koulin Han and Hangzhou Long Yun***
10.9	Form of Power of Attorney dated August 19, 2016, between WFOE, Yu Han, Koulin Han and Hangzhou Long Yun***
10.10	Union Mobile Pay U Pay Service Agreement date March 24, 2016 by and between Hangzhou Long Yun and Union Mobile Pay E-Commerce Co., Ltd.*
10.11	Form of Crowdfunding Project Agreement**
21.1	Subsidiaries***
23.1	Consent of WWC P.C.*
23.2	Consent of Ogier (included in Exhibit 8.1)
23.3	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.1)
23.4	Consent of Guantao Law Firm (included in Exhibit 99.2)
99.1	Code of Business Conduct and Ethics of the Registrant**
99.2	Form of Opinion of Guantao Law Firm, People’s Republic of China counsel to the Registrant, regarding certain PRC law matters and the validity of the VIE agreements*

*	Filed herewith.
**	To be filed by amendment.
***	Filed previously.